Exhibit 2.3
STOCK AND ASSET PURCHASE AGREEMENT
BY AND AMONG
SPI PETROLEUM LLC,
ETI ACQUISITION LLC,
SIMONS PETROLEUM, INC.,
ENERGY TRANSPORT, INC.,
THE SHAREHOLDERS OF HARTNEY FUEL OIL CO.,
THE SHAREHOLDERS OF HARTNEY BROTHERS, INC.,
AND
THE SHAREHOLDER OF PETROLEUM SUPPLY COMPANY, INC.
JANUARY 12, 2006

ARTICLE I	DEFINITIONS	1

ARTICLE II	CLOSING	12

2.1	Closing	12

ARTICLE III	PURCHASE AND SALE OF SHARES AND ASSETS	12

3.1	Purchased Shares	12
3.2	Purchased Assets and Excluded Assets	12
3.3	Purchase Price	13
3.4	Purchase Price Adjustment	14
3.5	EBITDA Earnout Payments	16
3.6	New Deal Activity	19
3.7	Allocation Reporting	19
3.8	Bonus Payments	20
3.9	Liabilities	20

ARTICLE IV	LIABILITIES AND OBLIGATIONS	20

4.1	Assumed Liabilities	20
4.2	Excluded Liabilities	20

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF SELLERS	21

5.1	Organization, Existence and Good Standing	21
5.2	Capitalization of Purchased Companies	21
5.3	Authority	22
5.4	Consents	23
5.5	Defaults	23
5.6	Full Authority	23
5.7	Financial Statements	24
5.8	Tax Matters	24
5.9	Proprietary Rights	26
5.10	Title and Condition of Assets	26
5.11	Certain Assets of the Purchased Companies	27
5.12	Material Contracts	28
5.13	Accounts and Notes Receivable	30
5.14	Powers of Attorney	30
5.15	Legal Actions	30
5.16	Labor and Employee Relations	30
5.17	Affiliate Relationships	31
5.18	No Subsidiaries	31
5.19	Disclosure	31
5.20	Material Adverse Effect	31
5.21	Environmental Matters	31
5.22	Employees	32
5.23	Benefit Plans/ERISA	32
5.24	Insurance	35
5.25	Conduct of Business	35
5.26	Relations with Customers and Suppliers	36

5.27	Investment Company; Public Utility	37
5.28	Utilities	37

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF BUYER	37

6.1	Representations and Warranties Concerning Buyer	37

ARTICLE VII	COVENANTS	39

7.1	Covenant Not to Compete/Solicit and Transfer of Personal Goodwill	39
7.2	Assignment	40
7.3	Employees	40
7.4	Notification of Certain Matters	40
7.5	ETI Facility	41
7.6	Tax Returns	41
7.7	Transition Plan	42
7.8	Post-Closing Funding	43
7.9	Code Section 338(h)(10) Election	43

ARTICLE VIII	CLOSING DELIVERIES	44

8.1	Deliveries by Sellers at the Closing	44
8.2	Deliveries by Buyer at the Closing	45

ARTICLE IX	SURVIVAL, INDEMNIFICATIONS	46

9.1	Survival	46
9.2	Indemnity by Sellers	47
9.3	Indemnity by Simons	48
9.4	Procedures for Indemnification	48
9.5	Insurance	50
9.6	Set-Off	50
9.7	Accounts Receivable Indemnification	51
9.8	Procedures for Tax Indemnification	51
9.9	Mandatory Distributions under Escrow Agreement	51

ARTICLE X	MISCELLANEOUS	52

10.1	Notice	53
10.2	Further Documents	54
10.3	Assignability	54
10.4	Schedules	54
10.5	Sections and Articles	54
10.6	Entire Agreement	54
10.7	Headings	54
10.8	CONTROLLING LAW, Venue	54
10.9	Public Announcements	55
10.10	No Third Party Beneficiaries	55
10.11	Amendments and Waivers	55
10.12	Number and Gender of Words	55
10.13	Invalid Provisions	55

10.14	Multiple Counterparts	56
10.15	No Rule of Construction	56
10.16	Expenses	56
10.17	Sellers Representative	56
10.18	ADR Provision	56

STOCK AND ASSET PURCHASE AGREEMENT
     This Stock and Asset Purchase Agreement (“Agreement”) is made this 12th day of January, 2006 by and among SPI Petroleum LLC, a Delaware limited liability company (“Parent”), ETI Acquisition LLC, a Delaware limited liability company (“ETI Acquisition”), Simons Petroleum, Inc., a Texas corporation (“Simons” and together with ETI Acquisition, the “Buyer”), Energy Transport, Inc., an Illinois corporation (“ETI”), the HFO Shareholders (as defined below), the HBI Shareholders (as defined below) and the PSC Shareholder (as defined below). Each of ETI and the HFO Shareholders, the HBI Shareholders, and the PSC Shareholder are referred to herein as a “Seller” and collectively, the “Sellers.” The Sellers, Parent and Buyer are collectively referred to herein as the “Parties.”
     WHEREAS, Peter A. Hartney, Gary G. Hartney, Steven R. Hartney, and Jeffrey M. Hartney (the "HFO Shareholders”) collectively own all of the outstanding capital stock (the “HFO Shares”) of Hartney Fuel Oil Co., an Illinois corporation (“HFO”);
     WHEREAS, Peter A. Hartney, Gary G. Hartney, Steven R. Hartney, and Jeffrey M. Hartney (the "HBI Shareholders”) collectively own all of the outstanding capital stock (the “HBI Shares”) of Hartney Brothers, Inc., an Illinois corporation (“HBI”);
     WHEREAS, Helen Hartney (the “PSC Shareholder”) owns all of the outstanding capital (the “PSC Shares”) stock of Petroleum Supply Company, Inc., an Illinois corporation (“PSC”); and
     WHEREAS, this Agreement contemplates a transaction in which (i) Simons will purchase from the HFO Shareholders, and the HFO Shareholders will sell to Simons, the HFO Shares, (ii) Simons will purchase from the HBI Shareholders, and the HBI Shareholders will sell to Simons, the HBI Shares, (iii) Simons will purchase from the PSC Shareholder, and the PSC Shareholder will sell to Simons, the PSC Shares, and (iv) ETI Acquisition will purchase from ETI, and ETI will sell to ETI Acquisition, all of the Purchased Assets (as defined below);
     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, and agreements stated herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS
     1.1 “Accounting Firm” has the meaning set forth in Section 3.4(b)(i) below.
     1.2 “Adjusted EBITDA” means, for any period, the combined net income attributable to the Purchased Companies and ETI Acquisition, with respect to the ETI Business, for such period plus (i) provision for Taxes based on income or profits for such period, to the extent that any such expense was deducted in computing such net income, plus (ii) interest expense for such period, whether paid or accrued and whether or not capitalized, to the extent that any such expense was deducted in computing such net income, plus (iii) depreciation and amortization expenses for such period, to the extent that any such expense was deducted in computing such net income, plus (iv) all Excess Overhead Expenses, to the extent that any such expense was deducted in computing such net income, plus (v) all Transition Costs, to the extent that any such expense was deducted in computing such net income, plus (vi) all Transaction Costs, to the extent that any such expense was deducted in computing such net income, minus (vii) any charge-back for bona fide third party operating expenses paid by Buyer on behalf of the Purchased Companies or ETI Acquisition, with respect to the ETI Business, void of any intercompany profit, minus (viii) a charge of 15% per annum of the cost of any capital expenditures for equipment or other fixed assets paid by Buyer for the benefit of, or on behalf of, the Purchased Companies or ETI Acquisition, with respect to the ETI Business, other than amounts expended for the replacement of used equipment (including equipment of owner-operators) consistent with the Companies’ past practice and minus (ix) any New Deal Activity; in each case determined in accordance with GAAP.
          1.3 “Adjustment Amount” has the meaning set forth in Section 3.4(a) below.
          1.4 “Affiliate” means with respect to any Person, any other Person which directly or indirectly, by itself or through one or more intermediaries, controls, or is controlled by, or is under direct or indirect common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
          1.5 “Agreement” has the meaning set forth in the preface above.
          1.6 “Allocation” has the meaning set forth in Section 3.7 below.
          1.7 “AR Shortfall” has the meaning set forth in Section 9.7 below.
          1.8 “Assumed Contracts” means all contracts, agreements, licenses (including computer software licenses), and personal property leases to be assigned to and assumed by ETI Acquisition in accordance with Section 3.2(a).
          1.9 “Assumed Permits” means all Permits to be assigned to and assumed by ETI Acquisition in accordance with Section 3.2(a).
          1.10 “Assumed Liabilities” has the meaning set forth in Section 4.1 below.
          1.11 “Balance Sheet” has the meaning set forth in Section 5.7 below.
          1.12 “Balance Sheet Date” has the meaning set forth in Section 5.7 below.
          1.13 “Buyer” has the meaning set forth in the preface above.
          1.14 “Buyer Indemnified Parties” has the meaning set forth in Section 9.2 below.
          1.15 “Buyer Indemnifying Parties” has the meaning set forth in Section 9.3 below.
          1.16 “Buyer Related Documents” has the meaning set forth in Section 6.1(b) below.

          1.17 “Cash” means, as of any point in time, all cash and cash equivalents of the Companies.
          1.18 “Cash Consideration” has the meaning set forth in Section 3.3(a)(i) below.
          1.19 “Cause” mean (i) the commission of a felony or other crime involving moral turpitude, (ii) reporting to work under the influence of alcohol, the use of illegal drugs (whether or not at the workplace) or other repeated conduct causing Parent or any of its direct or indirect subsidiaries substantial public disgrace or disrepute or economic harm, (iii) failure to perform duties as reasonably directed by the Chief Executive Officer of Parent, or (iv) breach of fiduciary duty, gross negligence or willful misconduct with respect to Parent or any of its direct or indirect subsidiaries.
          1.20 “Change of Control” means with respect to any Person, (i) an action or series of related actions that would have the effect of transferring to any transferee or group (as defined for purposes of Section 13d-3 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”)) of Persons (a “Group”) beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of a number of outstanding voting securities of such Person that after giving effect to such an action or series of related actions would result in such transferee or Group having beneficial ownership, directly or indirectly, of 50% or more of the then outstanding voting securities on a fully-diluted basis of such Person (after giving effect to any then exercisable right to acquire such voting securities); or (ii) a sale or exchange of all or substantially all of the assets of such Person and, if applicable, its wholly-owned, directly or indirectly, subsidiaries, taken as a whole; provided, however, that notwithstanding the foregoing, (i) any transfer of the securities of, or any sale of assets by, or any merger or consolidation among, any direct or indirect subsidiary of Parent to or with another direct or indirect subsidiary of Parent or Parent, itself, shall not be deemed a “Change of Control” under this Agreement for any and all purposes and (ii) any transfer of securities of Parent by any Sponsor to another Sponsor or among the Sponsors shall not be deemed a “Change of Control” under this Agreement for any and all purposes.
          1.21 “Closing” has the meaning set forth in Section 2.1 below.
          1.22 “Closing Balance Sheet” means an unaudited combined balance sheet of the Companies, prepared on a basis consistent with, and including the items presented on, Schedule 5.7, as of the close of business on November 30, 2005.
          1.23 “Closing Cash Consideration” has the meaning set forth in Section 3.3(b)(i)(1) below.
          1.24 “Closing Date” has the meaning set forth in Section 2.1 below.
          1.25 “Closing Estimate” has the meaning set forth in Section 3.4(a) below.
          1.26 “Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations, or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

          1.27 “Company” means any of ETI, HBI, HFO or PSC and “Companies” means ETI, HBI, HFO and PSC, collectively.
          1.28 “Company Debt” means all indebtedness of the Companies for borrowed money or which is secured by a Lien on any of the Purchased Assets or any assets of the Purchased Companies.
          1.29 “Company Pre-Closing Liability” means any liability of any type whatsoever of any Purchased Company or arising in connection with any assets or business operations of any Purchased Company or the Purchased Assets, in each case to the extent based on or caused by any act, omission, or event occurring, or any condition or circumstance existing, prior to the Closing, whether asserted on, prior to, or after the Closing, including any liability for Taxes, liabilities under ERISA, or Environmental, Health, and Safety Liabilities to the extent based on or caused by conditions existing prior to the Closing or practices or releases by any Company or ETI, with respect to the Purchased Assets, prior to the Closing, but excluding for all purposes Included Current Liabilities and Assumed Liabilities.
          1.30 “Company Pre-Closing Tax Liability” means any (i) Company Pre-Closing Liability or Excluded Liability related to (A) Taxes, (B) a Tax Claim or (C) a violation of Legal Requirements related to Taxes and (ii) any Losses of any type whatsoever arising from, out of, or related to, a breach of the representations and warranties in Sections 5.8 or 7.6.
          1.31 “Company Post-Closing Liability” means any liability of any type whatsoever of any Purchased Company or arising in connection with any assets or business operations of any Purchased Company or the Purchased Assets, in each case to the extent based on or caused by any act, omission, or event occurring, or any condition or circumstance arising, after the Closing, including any liability for Taxes, liabilities under ERISA, or Environmental, Health and Safety Liabilities to the extent based on or caused by conditions arising after the Closing or practices or releases by any Purchased Company or by ETI Acquisition, with respect to the ETI Business, after the Closing, but excluding liabilities, including Environmental, Health and Safety Liabilities, either (i) existing on or prior to the Closing that are not an Included Current Liability or Assumed Liability and that are not discovered until after the Closing and that could only be resolved, eliminated or mitigated within a reasonable time after discovery and (ii) resulting from a breach of the Sellers’ representations and warranties under this Agreement.
          1.32 “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 9801 et seq. of the Code and Sections 701 et seq. of ERISA, in each case, other than pursuant to the Employee Benefit Plans listed in Schedule 5.23 that will be sponsored by the Purchased Companies immediately after the Closing Date.
          1.33 “Earnout Payment” means any payment(s) required pursuant to Section 3.5 and Section 3.6 below.
          1.34 “Earnout Payment Statement” has the meaning set forth in Section 3.5(d) below.

          1.35 “Employee Benefit Plans” mean all employee benefit plans of any of the Companies, and employee-related programs, policies, agreements, and other arrangements of the Companies, in effect within the past 6 years, (i) providing compensation or benefits to any director, officer, employee, or consultant or any former director, officer, employee, or consultant in respect of services provided to any of the Companies, or to any beneficiary or dependent thereof, and whether covering one individual or more than one individual, or (ii) sponsored or maintained by any of the Companies or ERISA Affiliates or to which any of the Companies or ERISA Affiliates contributes or is obligated to contribute or could have any liability, whether or not written, including any Multiemployer Plan. Without limiting the generality of the foregoing, the term “employee benefit plans” includes any defined benefit or defined contribution pension plan, profit sharing plan, stock ownership plan, deferred compensation agreement or arrangement, vacation pay, sickness, disability or death benefit plan (whether provided through insurance, on a funded or unfunded basis or otherwise), employee stock option or stock purchase plan, bonus or incentive plan or program, severance pay, change of control benefits, reduction in force plan, employee-related agreements, arrangements or policies, practices or agreements, employment agreement, retiree medical benefits plan, and each other employee benefit plan, program or arrangement including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any Multiemployer Plan to which the Companies contribute or in which the Companies participate.
          1.36 “Environmental, Health, and Safety Liabilities” means any cost, damage, expense, liability, obligation, or other responsibility arising from or under any Environmental Law and consisting of or relating to: (i) any environmental, health, or safety matters or conditions (including onsite or off-site contamination, occupational safety matters, and matters related to health and regulation of chemical substances or products); (ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands, and response, investigative, remedial or inspection costs and expenses arising under any Environmental Law; (iii) financial responsibility under any Environmental Law for cleanup or remediation costs or corrective action, including any cleanup or remediation required by applicable Environmental Law and for any natural resource damages; or (iv) any other compliance, corrective investigative, or remedial measures required under any Environmental Law.
          1.37 “Environmental Law” has the meaning set forth in Section 5.6 below.
          1.38 “ERISA Affiliate” means, with respect to any entity, trade, or business, any other entity, trade, or business that is a member of a group described in Section 414(b), (c), (m), or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade, or business, or that is a member of the same “controlled group” as the first entity, trade, or business pursuant to Section 4001(a)(14) of ERISA.
          1.39 “Escrow Agreement” has the meaning set forth in Section 3.3(a)(iii) below.
          1.40 “Escrow Amount” has the meaning set forth in Section 3.3(a)(iii) below.
          1.41 “ETI” has the meaning set forth in the preface above.

          1.42 “ETI Acquisition” has the meaning set forth in the preface above.
          1.43 “ETI Business” means the business and operations of ETI Acquisition relating to or arising from the ownership or operation of the Purchased Assets by ETI Acquisition after Closing.
          1.44 “ETI Facility” means ETI’s location at 4801 S. Harlem Ave., Forest View, Illinois.
          1.45 “ETI Facility Liabilities” means the obligations and liabilities, if any, of Sellers under Section 7.5.
          1.46 “ETI Lease” has the meaning set forth in Section 3.2(b)(ii) below.
          1.47 “Excess Overhead Expenses” means charges or expenses paid by the Purchased Companies or ETI Acquisition, with respect to the ETI Business, that are not associated with the operation or management of the Purchased Companies or ETI Acquisition, with respect to the ETI Business, after Closing, excluding an allocation for expenses (i) of a type paid by the Companies on or prior to Closing and (ii) in amounts consistent with such expenses paid by similar stand-alone entities, void of any intercompany profit.
          1.48 “Excluded Assets” has the meaning set forth in Section 3.2(b) below.
          1.49 “Excluded Liabilities” has the meaning set forth in Section 4.2 below.
          1.50 “Facilities” has the meaning set forth in Section 5.21(a) below.
          1.51 “Final Cash Consideration” has the meaning set forth in Section 3.4(b)(i) below.
          1.52 “Final Earnout Period” has the meaning set forth in Section 3.5(b)(ii) below.
          1.53 “Fixtures and Improvements” means the buildings, structures, fixtures, and other fixed assets and personalty of a permanent nature annexed, affixed, or attached to real property.
          1.54 “GAAP” means the accounting principles generally accepted in the United States, applied on a consistent basis.
          1.55 “Good Reason” means, with respect to any Person, (i) a material diminution in the compensation package, benefits, title or job responsibilities of the Person as set forth on Schedule 7.3(c), (ii) the relocation of the Person’s base office to a site outside a 25-mile radius from the site set forth on Schedule 7.3(c) without such Person’s consent, or (iii) the existence of an uncured Event of Default under the Promissory Note resulting from a failure by the Maker (as defined in the Promissory Note) to make a required payment within 90 days after the date such payment was due.
          1.56 “Governmental Body” means any: (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, or other government; (iii) governmental or quasi governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or (iv) multi-national organization or body, or other body, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
          1.57 “HBI” has the meaning set forth in the recitals above.
          1.58 “HBI Shareholders” has the meaning set forth in the recitals above.
          1.59 “HBI Shares” has the meaning set forth in the recitals above.
          1.60 “HFO” has the meaning set forth in the recitals above.
          1.61 “HFO Shareholders” has the meaning set forth in the recitals above.
          1.62 “HFO Shares” has the meaning set forth in the recitals above.
          1.63 “Hazardous Materials” means any waste, product, byproduct, or other substance that is listed, defined, designated, displaying characteristics of or classified as, or otherwise determined to be, hazardous, radioactive, infectious, bio-hazardous, or toxic or a pollutant or a contaminant subject to regulation, control, response, or remediation under any Environmental Law, including but not limited to all hazardous substances as defined by CERCLA, 42 USC §§ 9601, et seq.; all hazardous or universal wastes, or used oil as defined by RCRA, 42 USC §§ 6921, et seq., or delegated state programs; all chemicals, metals, or compounds listed pursuant to EPCRA, 42 USC §§ 11001, et seq.; all criteria or hazardous air pollutants regulated pursuant to the CAA, 42 USC §§ 7401, et seq. or delegated state or local programs; all pollutants regulated pursuant to the CWA, 33 USC §§ 1251, et seq., or delegated state programs or local waste water treatment districts; any chemical triggering worker exposure requirements pursuant to OSHA, 29 USC §§ 651, et seq.; petroleum (including diesel), petroleum fractions, petroleum constituents, fuel additives, lead or lead compounds, asbestos, chlorinated or nonchlorinated solvents, and PCBs.
          1.64 “IRS” has the meaning set forth in Section 3.7 below.
          1.65 “Included Current Liabilities” means (i) all trade accounts payable (as defined by GAAP) of the Companies that (A) were incurred in the ordinary course of business in a manner consistent with past practice, (B) are not more than 30 days past due, (C) are set forth on the Closing Balance Sheet and (D) are not related to amounts due customers for credit balances in accounts receivable, (ii) all accrued expenses (as defined by GAAP) of the Companies that (A) were incurred in the ordinary course of business in a manner consistent with past practice, (B) are not more than 30 days past due, (C) relate to the operation of the Purchased Companies or the ETI Business after Closing and (D) are set forth on the Closing Balance Sheet; (iii) all motor fuel and sales and use taxes payable of the Companies that (A) were incurred in the ordinary course of business in a manner consistent with past practice, (B) are not more than 30 days past due and (C) are set forth on the Closing Balance Sheet, and (iv) the amount of the outstanding HBI notes payable to the HBI Shareholders as set forth on the

Closing Balance Sheet, but excluding for all purposes with respect to (i), (ii) and (iii) above all of the Excluded Liabilities.
          1.66 “Indemnified Party” has the meaning set forth in Section 9.4(a) below.
          1.67 “Indemnifying Party” has the meaning set forth in Section 9.4(a) below.
          1.68 “Initial Earnout Payment” has the meaning set forth in Section 3.5(a) below.
          1.69 “Initial Earnout Period” has the meaning set forth in Section 3.5(a)(i) below.
          1.70 “Initial New Deal Payment” has the meaning set forth in Section 3.6(a) below.
          1.71 “Intellectual Property” means all intellectual property rights, including patents, patent applications, trade names, service marks, service mark applications, trademarks, trademark applications, copyrights, copyright applications, trade secrets, and confidential business information (whether patentable or unpatentable) and the goodwill associated therewith.
          1.72 “Interim Balance Sheet” has the meaning set forth in Section 6.1(h) below.
          1.73 “Interim Financial Statements” has the meaning set forth in Section 6.1(h) below.
          1.74 “Liens” has the meaning set forth in Section 5.10(a) below.
          1.75 “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, decision, decree, approval, constitution, law, ordinance, rule, principle of common law, regulation, statute, or treaty.
          1.76 “Losses” has the meaning set forth in Section 9.2 below.
          1.77 “Material Adverse Effect” means any change, circumstance, effect, event, or fact that has a material and adverse effect on the business, properties, assets, rights, liabilities, financial condition, results of operations, cash flows, or operations of the Purchased Companies and the Purchased Assets, taken as a whole, in an aggregate amount of $100,000 or more or would reasonably be expected to interfere with the ability of Parties to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any of the following constitute a material adverse effect: (i) any change resulting from conditions generally affecting the industry in which the Companies operate, or from changes in general business or economic conditions, (ii) any change resulting from the announcement or pendency of any of the transactions contemplated by this Agreement, or (iii) any change resulting from compliance by the Sellers with the terms of, or the taking of any action contemplated or permitted by, this Agreement.
          1.78 “Material Contracts” has the meaning set forth in Section 5.12 below.

          1.79 “Multiemployer Plan” means a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA).
          1.80 “Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).
          1.81 “MWRD” has the meaning set forth in Section 3.2(b)(ii) below.
          1.82 “MWRD Permit” means the Permit, in the form delivered to the Sellers Representative at Closing, which has been executed by Parent and delivered to the MWRD for execution promptly after Closing.
          1.83 “New Deal Activity” means the incremental gross margin (as determined in the manner provided in, and in accordance with the principles set forth on, Schedule 1.81) associated with (i) the sale by the Purchased Companies or ETI Acquisition, with respect to the ETI Business, of RR35 fuel to BNSF Railroad, Belt Railroad and Union Pacific Railroad and (ii) the sale by the Purchased Companies or ETI Acquisition, with respect to the ETI Business, of BioD fuel to BNSF Railroad minus a charge of 20% per annum of the cost of any capital expenditures for equipment or other fixed assets paid by the Purchased Companies or ETI Acquisition, with respect to the ETI Business, required in order to facilitate the sale of RR35 fuel to BNSF Railroad, Belt Railroad and Union Pacific Railroad or the sale of BioD fuel to BNSF Railroad, in each case determined in accordance with GAAP and in each case occurring within the 24 month period following the Closing.
          1.84 “New Deal Payment Advance” has the meaning set forth in Section 3.3(a)(i) below.
          1.85 “New MWRD Lease” has the meaning set forth in Section 7.5 below.
          1.86 “PSC” has the meaning set forth in the recitals above.
          1.87 “PSC Shareholder” has the meaning set forth in the recitals above.
          1.88 “Parent” has the meaning set forth in the preface above.
          1.89 “Parties” has the meaning set forth in the preface above.
          1.90 “Permits” means all governmental licenses, qualifications, certificates, permits, franchises, approvals, authorizations, exemptions, registrations, and governmental rights of the Purchased Companies and ETI, excluding ETI’s franchise and qualification as a domestic or foreign corporation.
          1.91 “Person” means any individual, corporation (including any non profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

          1.92 “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.
          1.93 “Promissory Note” has the meaning set forth in Section 3.3(a)(ii) below.
          1.94 “Purchase Price” has the meaning set forth in Section 3.3(a) below.
          1.95 “Purchased Assets” has the meaning set forth in Section 3.2(a) below.
          1.96 “Purchased Companies” means collectively HFO, HBI, and PSC.
          1.97 “Purchased Shares” means collectively the HFO Shares, the HBI Shares, and the PSC Shares.
          1.98 “Qualified Plan” means a plan within the meaning of Section 401(a) of the Code.
          1.99 “Receivables” means all of the accounts and notes receivable, airline travel advances, employee advances, rebates receivable, deposits on bids, and other receivables.
          1.100 “Release” means and includes any spilling, leaking, pumping, pouring, injecting, seeping, emitting, discharging, depositing, escaping, leaching, migrating, dumping, or other releasing into the environment, whether intentional or unintentional, and as otherwise defined in any Environmental Law.
          1.101 “Restricted Customers” means, with respect to each Seller, the customers of the Purchased Companies or ETI as of the period between January 1, 2003 and the date after Closing on which such Seller is no longer employed by Parent or any of its direct or indirect subsidiaries.
          1.102 “Seller” and “Sellers” has the meaning set forth in the preface above.
          1.103 “Seller Financial Statements” has the meaning set forth in Section 5.7 below.
          1.104 “Seller Indemnified Parties” has the meaning set forth in Section 9.3 below.
          1.105 “Seller Indemnifying Parties” has the meaning set forth in Section 9.2 below.
          1.106 “Seller Related Document” has the meaning set forth in Section 5.3 below.
          1.107 “Sellers Representative” means Peter A. Hartney, or any successor thereto designated as Sellers Representative in accordance with the provisions of Section 10.17.
          1.108 “Sellers’ Accountants” has the meaning set forth in Section 3.4(b)(i) below.
          1.109 “Settlement Notice” has the meaning set forth in Section 9.4(c) below.

          1.110 “Shareholders” means collectively the HFO Shareholders, the HBI Shareholders, and the PSC Shareholder.
          1.111 “Significant Customer” has the meaning set forth in Section 5.26 below.
          1.112 “Significant Supplier” has the meaning set forth in Section 5.26 below.
          1.113 “Simons” has the meaning set forth in the preface above.
          1.114 “Sponsors” mean Roger Simons, Waud Capital Partners, L.P., a Delaware limited partnership, NCA Energy, Inc., a Delaware corporation, and RBCP Energy Fund Investments, LP, a Delaware limited partnership, and any of their Affiliates.
          1.115 “Survival Period” has the meaning set forth in Section 9.1 below.
          1.116 “Tax” or “Taxes” means all federal, state, local, municipal, tribal, or foreign net income, gross income, gross receipts, sales, use, ad valorem, retail, transfer, transfer pricing, franchise, asset based, profits, license, lease service, service use, value added, withholding, payroll, employment, excise, severance, stamp, fuel, excise, occupation, premium, social security, unemployment, excise, property, real estate, intangible, environmental, windfall profits, and customs taxes, and duties and all other taxes or similar governmental fees, assessments or charges, together with any interest and any penalties, additions to tax or additional amounts with respect thereto and any transferee liability with respect to Illinois Department of Revenue or Illinois Department of Employment Security taxes.
          1.117 “Tax Claim” has the meaning set forth in Section 9.8 below.
          1.118 “Tax Returns” means any return, report, statement, information return, or other document (including any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection, or administration of any Taxes or the administration of any Legal Requirement relating to any Taxes.
          1.119 “Third Party Sale” has the meaning set forth in Section 3.5(c)(i) below.
          1.120 “Transaction Costs” means all fees, costs, expenses, and other amounts paid or payable by the Companies (a) to any brokers, advisors, investment bankers, consultants, accountants, attorneys, or other professionals engaged by the Companies, Parent or Buyer or (b) to, or on behalf of, any Shareholder, holder of any Company Debt or any Affiliate thereof, in each case, in connection with the structuring, negotiation, or consummation of the transactions contemplated by this Agreement and the documents contemplated hereby.
          1.121 “Transition Costs” means (a) all of the costs of the salary and benefits paid by the Purchased Companies and/or ETI Acquisition during the Initial Earnout Period and Final Earnout Period for the salary and benefits of any Person hired as an Administrative Manager, General Manager or Manager of Operations by Parent or any of Parent’s direct or indirect subsidiaries in accordance with, and in satisfaction of Parent’s obligations under, Section 7.7 and (b) to the extent such expenses are reimbursed to Parent or Buyer from the fund subject to the Escrow Agreement, the ETI Facility Liabilities.
     1.122 “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.
ARTICLE II
CLOSING
     2.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Bracewell & Giuliani LLP, 711 Louisiana, Suite 2300, Houston, TX 77002 on January 12, 2006 or at such other date, time, or place as the Parties may agree (the “Closing Date”). Upon consummation of the Closing, all transactions contemplated by the Agreement to occur on the Closing or on the Closing Date shall be deemed to occur as of 11:59 p.m. Houston, Texas time on the Closing Date.
ARTICLE III
PURCHASE AND SALE OF SHARES AND ASSETS
     3.1 Purchased Shares. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties, and indemnities hereinafter set forth, at the Closing:
               (a) HFO Shares. Simons shall purchase and acquire from the HFO Shareholders, and the HFO Shareholders shall sell and transfer to Simons, the HFO Shares;
               (b) HBI Shares. Simons shall purchase and acquire from the HBI Shareholders, and the HBI Shareholders shall sell and transfer to Simons, the HBI Shares; and
               (c) PSC Shares. Simons shall purchase and acquire from the PSC Shareholder, and the PSC Shareholder shall sell and transfer to Simons, the PSC Shares.
     3.2 Purchased Assets and Excluded Assets.
               (a) Purchased Assets. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties, and indemnities hereinafter set forth, at the Closing, ETI shall sell, transfer, convey, assign, and deliver to ETI Acquisition, and ETI Acquisition shall purchase from ETI, free and clear of all Liens, the energy transport business of ETI and all of the related assets, properties, contracts and rights of ETI as set forth on Schedule 3.2(a) (collectively, the “Purchased Assets”), excluding the Excluded Assets as provided in Section 3.2(b) herein.
               (b) Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include, and ETI Acquisition will not purchase and ETI Acquisition shall not acquire, the following assets of ETI (collectively, the “Excluded Assets”):

          (i) insurance policies or insurance contracts and rights thereunder, including, without limitation, prepaid insurance;
          (ii) $50,000 deposited with the landlord under the Lease Agreement dated December 17, 1992, between the Metropolitan Water Reclamation District (“MWRD”) of Greater Chicago and ETI (the “ETI Lease”);
          (iii) covenants and warranties of landlords and sublandlords of the ETI Facility
          (iv) minute books, stock transfer records, the corporate seal and original tax records;
          (v) federal or state income tax refunds arising from or pertaining to periods prior to the Closing Date, and prepaid taxes;
          (vi) ETI’s rights under this Agreement;
          (vii) ETI’s rights under the ETI Lease and all claims, causes of action, and rights against third parties with respect to ETI’s occupancy of the ETI Facility;
          (viii) the assets and contracts set forth on Schedule 3.2(b)(viii); and
          (ix) the consigned or customer-owned inventories set forth on Schedule 3.2(b)(ix).
     3.3 Purchase Price.
          (a) The purchase price (“Purchase Price”) being paid to Sellers for the Purchased Shares and the Purchased Assets shall be:
          (i) An amount (the “Cash Consideration”) equal to (1) $13,285,000, plus (2) the amount of any positive Adjustment Amount determined pursuant to Section 3.4(a) below, minus (3) the amount of any negative Adjustment Amount determined pursuant to Section 3.4(a) below, plus (4) a non-refundable advance of $600,000 (the “New Deal Payment Advance”) to be applied against, if applicable, the Earnout Payments in accordance with Section 3.6 below, and plus (5) $65,000 for the Polar brand tank trailers set forth on Schedule 3.3(a)(i);
          (ii) One or more unsecured, subordinated promissory notes executed by Simons, and guaranteed by Parent, payable to the order of the HFO Shareholders in an aggregate principal amount equal to $5,500,000 in the form mutually agreed-upon by the Parties (the “Promissory Note”);
          (iii) $2,875,000 (the “Escrow Amount”) to be held in escrow pursuant to an escrow agreement in the form mutually agreed-upon by the Parties (the “Escrow Agreement”);

          (iv) The Earnout Payments, if any, earned pursuant to Section 3.5 below; and
          (v) The assumption by ETI Acquisition of the Assumed Liabilities in accordance with Section 4.1 below.
          (b) The Purchase Price shall be paid as follows:
          (i) At Closing:
          (1) An amount (the “Closing Cash Consideration”) equal to the Cash Consideration (as determined at Closing in accordance with Section 3.3(a)(i)), less the total amount outstanding under the notes payable of HBI to the HBI Shareholders as of the Closing, shall be allocated among the Sellers in accordance with the terms of Schedule 3.3(b)(i)(1) and delivered to Sellers in immediately available funds to accounts as designated by the Sellers Representative in writing prior to Closing;
          (2) The total amount outstanding, if any, under the notes payable of HBI to the HBI Shareholders as of the Closing shall be delivered to the HBI Shareholders in immediately available funds to accounts as designated by the Sellers Representative in writing prior to Closing;
          (3) The Promissory Note, together with the Parent guaranty, shall be executed and delivered to the Sellers Representative;
          (4) The Escrow Amount shall be delivered to the escrow agent in accordance with the Escrow Agreement; and
          (5) The Assumed Liabilities shall be assumed by ETI Acquisition in accordance with Section 4.1 below.
          (ii) After Closing, the Parties shall make the payments required by, and in accordance with, the terms of Sections 3.4 and 3.5 below.
     3.4 Purchase Price Adjustment.
               (a) Closing Date Adjustment. Not less than 5 business days prior to the scheduled Closing Date, Sellers shall cause the Companies to make available for review by Buyer unaudited combined financial statements of the Companies as of and through October 31, 2005. Not less than 3 days before the Closing Date, Sellers shall cause the Companies to prepare and furnish Buyer a good faith estimate (the “Closing Estimate”) of the Closing Balance Sheet, the Adjustment Amount, and Cash Consideration based upon such Closing Balance Sheet and all relevant details and supporting documentation regarding such calculations. The cash portion of the Purchase Price shall be (i) increased by the amount, if any, by which the amount of Cash on the Closing Balance Sheet exceeds $650,000, (ii) decreased by the amount, if any, by which $650,000 exceeds the amount of Cash on the Closing Balance Sheet, (iii) decreased by the amount, if any, by which the amount of the liabilities of the Companies on the Closing Balance

Sheet exceeds the amount of the Included Current Liabilities reflected on the Closing Balance Sheet, (iv) decreased by the amount, if any, by which the amount of the obligations of the Companies under any letters of credit as of Closing exceeds $3,017,000, and (v) decreased by the amount paid by the Companies to partially satisfy obligations under the notes payable of HBI to the HBI Shareholders between November 30, 2005 and the Closing, excluding for this purpose any payments made or to be made under Section 3.3(b)(i)(2) (the net effect of all the adjustments reflected in subsections (i), (ii), (iii), (iv) and (v) to be referred herein as the “Adjustment Amount”). Buyer shall review the Closing Estimate and confer regarding the amount thereof prior to the Closing Date, and the Closing Estimate shall not be deemed final until approved in writing by Simons or until the Closing occurs.
          (b) Post-Closing Adjustment.
          (i) Within 90 days after the Closing Date, Buyer shall prepare and deliver to the Sellers Representative the Closing Balance Sheet and a calculation of the Adjustment Amount and the Cash Consideration based upon such Closing Balance Sheet (the “Final Cash Consideration”). The Sellers Representative and a single firm of independent public accountants designated by the Sellers Representative (the “Sellers’ Accountants”) will be entitled to full access during normal business hours to the relevant records and working papers of Buyer to aid in their review and understanding of the Closing Balance Sheet, Adjustment Amount, and Final Cash Consideration. In addition, if requested by the Sellers Representative, Buyer shall provide Sellers documentation regarding the current payment status of the liabilities set forth on the Closing Balance Sheet. Sellers will be solely responsible for all costs of the Sellers’ Accountants. The Closing Balance Sheet, Adjustment Amount, and Final Cash Consideration shall be deemed to be accepted by and shall be conclusive for the purposes of the adjustment described in this Section 3.4(b) with respect to Sellers unless the Sellers Representative shall have delivered, within 30 days after the date on which such Closing Balance Sheet is received by the Sellers Representative, a written notice to Buyer stating each and every item to which the Sellers Representative takes exception as not being in accordance with GAAP, this Agreement or otherwise being incorrect, specifying in reasonable detail the nature and extent of any such exception. If a change proposed by the Sellers Representative disputed by Buyer, then Buyer and the Sellers Representative shall negotiate in good faith to resolve such dispute. If, after a period of 10 days following the date on which the Sellers Representative gives Buyer notice of any such proposed change, any such proposed change still remains disputed, then PricewaterhouseCoopers LLP, or such other independent public accountants mutually agreed upon (the “Accounting Firm”), shall resolve any remaining disputes. The Accounting Firm shall determine, based on presentations by the Sellers Representative and Sellers’ Accountants and Buyer and its accounting firm, and any independent review Accounting Firm deems necessary to meet its professional obligations, only those issues still in dispute. The Accounting Firm shall deliver to the Sellers Representative and Buyer, within 30 days following the date on which the Sellers Representative gave Buyer notice of an exception (and which exception was subsequently disputed by Buyer and submitted to the Accounting Firm pursuant to this Section 3.4(b)), a report setting forth its findings. The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Agreement. All of the fees and expenses of the Accounting

Firm shall be allocated between Buyer, on the one hand, and Sellers, on the other hand, by the Accounting Firm based upon the percentage which the portion of the contested amount resolved in favor of Buyer or Sellers, as the case may be, bears to the amount actually disputed by such Parties. For example, if the Sellers Representative contests $1,000 of the Adjustment Amount determined from the Closing Balance Sheet, and if the Accounting Firm ultimately resolves the dispute in favor of Sellers by $600 of the $1,000 amount in dispute, then the costs and expenses of the Accounting Firm will be allocated 60% (i.e., 600/1,000) to Buyer and 40% (i.e., 400/1,000) to Sellers.
          (ii) After the final determination of the Final Cash Consideration in accordance with Section 3.4(b)(i):
          (1) If the Final Cash Consideration exceeds the Closing Cash Consideration, then Buyer shall pay to Sellers an amount equal to such excess within 5 business days of the final determination of the Final Cash Consideration by wire transfer of immediately available funds to the accounts designated by the Sellers Representative.
          (2) If the Closing Cash Consideration exceeds the Final Cash Consideration, then Sellers shall pay to Buyer an amount equal to such excess within 5 business days of the final determination of the Final Cash Consideration by wire transfer of immediately available funds to the accounts designated by Parent.
     3.5 EBITDA Earnout Payments. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties, and indemnities hereinafter set forth, as additional consideration for the Purchased Assets and Purchased Shares, Buyer shall make the following payments to the HFO Shareholders and the HBI Shareholders by wire transfer of immediately available funds to the accounts designated by the Sellers Representative:
          (a) Initial Earnout Payment. Subject to partial acceleration in accordance with Section 3.5(c) and termination in accordance with Section 3.5(g) (the payment required to be made pursuant to Section 3.5(a)(i), or in the alternative pursuant to Section 3.5(a)(ii), shall be referred to herein as the “Initial Earnout Payment”):
          (i) If Adjusted EBITDA equals or exceeds $4,700,000 for the 12 month period beginning January 1, 2006 (the “Initial Earnout Period”), Buyer shall pay to the Sellers an amount equal to $666,667 within 90 days following the end of the Initial Earnout Period and otherwise pursuant to the procedures outlined in Section 3.5(d) below; and
          (ii) If Adjusted EBITDA equals or exceeds $4,600,000, but is less than $4,700,000, for the Initial Earnout Period, Buyer shall pay to Sellers an amount equal to $333,333 within 90 days following the end of the Initial Earnout Period and otherwise pursuant to the procedures outlined in Section 3.5(d) below.

               (b) Final Earnout Payment. Subject to partial acceleration in accordance with Section 3.5(c) and termination in accordance with Section 3.5(g) (the payment required to be made pursuant to Section 3.5(b)(i), or in the alternative pursuant to Sections 3.5(b)(ii) or 3.5(b)(iii), shall be referred to herein as the “Final Earnout Payment”)
          (i) If Adjusted EBITDA equals or exceeds $9,700,000 for the 24 month period beginning January 1, 2006, Buyer shall pay to Sellers an amount equal to $2,000,000 minus the Initial Earnout Payment, within 90 days following the end of the Final Earnout Period (as defined below) and otherwise pursuant to the procedures outlined in Section 3.5(d) below;
          (ii) If Adjusted EBITDA does not equal or exceed $9,700,000 for the 24 month period beginning January 1, 2006 and Adjusted EBITDA equals or exceeds $5,000,000 for the 12 month period following the Initial Earnout Period (the “Final Earnout Period”), Buyer shall pay to Sellers an amount equal to $1,333,333 within 90 days following the end of the Final Earnout Period and otherwise pursuant to the procedures outlined in Section 3.5(d) below; and
          (iii) If Adjusted EBITDA does not equal or exceed $9,700,000 for the 24 month period beginning January 1, 2006 and Adjusted EBITDA equals or exceeds $4,900,000, but is less than $5,000,000, for the Final Earnout Period, Buyer shall pay to Sellers an amount equal to $666,667 within 90 days following the end of the Final Earnout Period and otherwise pursuant to the procedures outlined in Section 3.5(d) below.
               (c) Earnout Payment in the Event of a Third Party Sale.
          (i) If there is a Change of Control of Parent, Simons, ETI Acquisition or any of the Purchased Companies (a “Third Party Sale”) during the Initial Earnout Period, Buyer shall pay to Sellers an amount equal to $1,000,000 at the closing of such Third Party Sale; provided, however, that any payment made to Sellers under this Section 3.5(c)(i) shall reduce and offset dollar-for-dollar (1) the first $333,333, if any, owed under Section 3.5(a) and (2) the first $666,667, if any, owed under Section 3.5(b). Parent, ETI Acquisition or any of the Purchased Companies shall also require, as a condition precedent to a sale of all or substantially all of their assets comprising the Change of Control, that the purchaser of such assets expressly assume the obligations to account for and make Earnout Payments to Sellers, as required by this Agreement, net of any accelerated Earnout Payments triggered by such Change of Control.
          (ii) If there is a Third Party Sale during the Final Earnout Period, Buyer shall pay to Sellers an amount equal to $666,667 at the closing of such Third Party Sale; provided, however, that any payment made to Sellers under this Section 3.5(c)(i) shall reduce and offset dollar-for-dollar the first $666,667, if any, owed under Section 3.5(b). Parent, ETI Acquisition or any of the Purchased Companies shall also require, as a condition precedent to a sale of all or substantially all of their assets comprising the Change of Control, that the purchaser of such assets expressly assume the obligations to account for and make Earnout Payments to Sellers, as required by this Agreement, net of any accelerated Earnout Payments triggered by such Change of Control.
               (d) Earnout Payment Procedures. Within 60 days after the Initial Earnout Period and the Final Earnout Period, Buyer shall deliver to the Sellers Representative unaudited combined financial statements of the Purchased Companies and ETI Acquisition, with respect to the ETI Business, for the Initial Earnout Period and the Final Earnout Period, respectively, and calculations setting forth the Adjusted EBITDA, New Deal Activity and the Earnout Payments for the respective period (such unaudited combined financial statements and calculations, together, for the respective period, the “Earnout Payment Statement”). The Sellers Representative and Sellers’ Accountants will be entitled to full access during normal business hours to the relevant records and working papers of the Purchased Companies and ETI Acquisition, with respect to the ETI Business, to aid in their review and understanding of the Earnout Payment Statement. Sellers will be solely responsible for all costs of the Sellers’ Accountants. The Earnout Payment Statement shall be deemed to be accepted by the Sellers Representative and shall be conclusive for the purposes of determining whether and what Earnout Payments are required pursuant to Section 3.5 and Section 3.6 for the applicable period, unless the Sellers Representative shall have delivered, within 30 days after the date on which any such Earnout Payment Statement is delivered to the Sellers Representative, a written notice from the Sellers Representative to Buyer stating each and every item to which the Sellers Representative takes exception as not being in accordance with GAAP or this Agreement or otherwise being incorrect, specifying in reasonable detail the nature and extent of any such exception. If a change proposed by the Sellers Representative is disputed by Buyer, then Buyer and the Sellers Representative shall negotiate in good faith to resolve such dispute. If, after a period of 10 days following the date on which the Sellers Representative gives Buyer notice of any such proposed change, any such proposed change still remains disputed, then the Accounting Firm shall resolve any remaining disputes. The Accounting Firm shall perform an independent review of the Earnout Payment Statement and also take into account presentations by the Sellers Representative and Sellers’ Accountant and Buyer and its accounting firm, in order to resolve those issues still in dispute. The Accounting Firm shall deliver to the Sellers Representative and Buyer, within 30 days following the date on which the Sellers Representative gave Buyer notice of a proposed change (and which change was subsequently disputed by Buyer and submitted to the Accounting Firm pursuant to this Section 3.5(d)), a report setting forth its findings. The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section 3.5. All of the fees and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and Sellers, on the other hand, by the Accounting Firm based upon the percentage which the portion of the contested amount resolved in favor of Buyer or Sellers, as the case may be, bears to the amount actually disputed by such Parties, using the same calculation methodology as described in Section 3.4(b)(i).
               (e) Separate Financials. For accounting purposes, Buyer will treat the operations of the Purchased Companies and ETI Acquisition, with respect to the ETI Business, as a separate division of Buyer so that Adjusted EBITDA and New Deal Activity may be readily tracked and reported to the Sellers Representative in writing each month during the Initial Earnout Period and the Final Earnout Period.

               (f) Audit Rights. At quarterly intervals and during Buyer’s normal business hours, on not less than 3 business days’ prior notice to Buyer, the Sellers Representative and his representatives shall have access to Buyer’s sales, collection, and any other records relevant for the purposes of auditing/verifying Earnout Payments, New Deal Activity and Adjusted EBITDA, subject to confidential treatment of the data audited.
               (g) Termination of Earnout. If either Peter A. Hartney or Gary Hartney is terminated by Parent or any of its direct or indirect subsidiaries for Cause or resigns from his employment with Parent or any of its direct or indirect subsidiaries without Good Reason, then the amount of any Earnout Payment payable by Buyer after such event shall be reduced by fifty percent (50%). Notwithstanding the foregoing, if both Peter A. Hartney and Gary Hartney are terminated by Parent or any of its direct or indirect subsidiaries for Cause or resign from their respective employment positions with Parent or any of its direct or indirect subsidiaries without Good Reason, then any obligation of Buyer to make any Earnout Payment payable after such event shall terminate for any and all purposes.
     3.6 New Deal Activity. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties, and indemnities hereinafter set forth, as compensation to Sellers for the New Deal Activity and not as purchase price for the Purchased Shares or the Purchased Assets, Buyer shall make the following payments by wire transfer of immediately available funds to the accounts designated by the Sellers Representative:
               (a) Initial New Deal Payment. The payment required to be made pursuant to Section 3.6(a) shall be referred to herein as the “Initial New Deal Payment.” If Adjusted EBITDA equals or exceeds $4,200,000 for the Initial Earnout Period, Buyer shall pay to Sellers an amount, if positive, equal to (i) 70% of the New Deal Activity for the Initial Earnout Period minus (ii) the New Deal Payment Advance, within 90 days following the end of the Initial Earnout Period and otherwise pursuant to the procedures outlined in Section 3.5(d) above; and
               (b) Final New Deal Payment. If Adjusted EBITDA equals or exceeds $4,500,000 for the Final Earnout Period, Buyer shall pay to Sellers an amount, if positive, equal to (i) 50% of the New Deal Activity for the Final Earnout Period minus (ii) the portion, if any, of the New Deal Payment Advance not taken into account under Section 3.6(a) to determine the Initial New Deal Payment, within 90 days following the end of the Final Earnout Period and otherwise pursuant to the procedures outlined in Section 3.5(d) above.
     3.7 Allocation Reporting. Buyer and Sellers agree to report the allocation of the Purchase Price among the Purchased Shares and the Purchased Assets in the manner set forth on Schedule 3.7 (the “Allocation”). Each Party to this Agreement agrees to file all tax reports (including IRS Form 8594), returns, and claims and other statements consistent with the Allocation (and in particular to report the information required by Section 1060(b) of the Internal Revenue Code of 1986, as amended) in a manner consistent with the Allocation and shall not make any inconsistent written statement or take any inconsistent position on any returns, in any refund claim, during the course of any Internal Revenue Service (“IRS”) or other tax audit, for any financial or regulatory purpose, in any litigation or investigation or otherwise, so long as there exists a reasonable basis in law to maintain such position. Each

Party to this Agreement shall notify the other Party if it receives notice that the IRS proposes any allocation different from the Allocation.
     3.8 Bonus Payments. Simons shall, and Parent shall cause Simons to, pay $50,000 to each of Peter A. Hartney, Gary G. Hartney, Steven R. Hartney, and Jeffrey M. Hartney on each of April 12, 2006 and, subject to the terms below, April 12, 2007; provided, however, that the right of Peter A. Hartney or Gary G. Hartney to receive the $50,000 payment on April 12, 2007 shall terminate for any and all purposes if such person (i) is terminated by Parent or any of its direct or indirect subsidiaries for Cause or (ii) resigns from his employment with Parent or any of its direct or indirect subsidiaries without Good Reason, in either case on or before April 12, 2007.
     3.9 Liabilities. Parent agrees to cause the Purchased Companies and ETI Acquisition to satisfy the liabilities of the Companies reflected on the Closing Balance Sheet in accordance with the applicable payment terms and in the ordinary course of business.
ARTICLE IV
LIABILITIES AND OBLIGATIONS
     4.1 Assumed Liabilities. As part of the consideration for the Purchased Assets, ETI Acquisition shall assume the following (but no other) liabilities and obligations of ETI (collectively, the “Assumed Liabilities”):
               (a) the liabilities of ETI that are included on the Closing Balance Sheet;
               (b) all liabilities and obligations of ETI arising after the Closing and related to events, conditions or occurrences occurring or to the extent existing after the Closing under any Assumed Contract or Assumed Permit, but only if and to the extent that any such Assumed Contract or Assumed Permit is assigned to and assumed by ETI Acquisition in accordance with the terms hereof; and
               (c) all liabilities and obligations of ETI arising after the Closing and related to events, conditions or occurrences occurring or to the extent existing after the Closing under the collective bargaining agreements of ETI as listed on Schedule 3.2(a) (other than with respect to any Withdrawal Liability that would exist as of the Closing Date, assuming that a complete withdrawal from the Multiemployer Plans related to such collective bargaining agreements is deemed to occur as of the Closing Date).
     4.2 Excluded Liabilities. Other than the Assumed Liabilities, ETI Acquisition shall assume no obligation or liability of ETI of any type whatsoever, direct or contingent, known or unknown, whether by operation of law or otherwise. ETI shall remain liable for all costs, expenses, liabilities, claims, taxes, or other obligations of any nature whatsoever with respect to the employees of ETI for the period preceding and continuing until the Closing. Except for the Assumed Liabilities, ETI Acquisition expressly disclaims the assumption of, and expressly shall not assume or become liable for any liability of any type whatsoever of ETI or in connection with the Purchased Assets or the business of ETI, including without limitation any liability or obligation (contingent or otherwise) of ETI (a) to the extent based on or caused by any act, omission, or event occurring, or any condition or circumstance existing, prior to the

Closing Date with respect to the Purchased Assets or the energy transport business of ETI (or prior to, on, or after the Closing Date with respect to the Excluded Assets or any other business of ETI or any assets, business, or operations of ETI’s predecessors, if any) whether asserted on, prior to, or after the Closing Date, (b) for taxes and transaction expenses, or (c) for any Environmental, Heath, and Safety Liabilities. The foregoing liabilities and obligations retained by ETI and not to be assumed by ETI Acquisition are referred to herein collectively as the “Excluded Liabilities”.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS
     Sellers severally, and not jointly, make the following representations and warranties to Buyer; provided, however, that in the case of the PSC Shareholder, only the representations and warranties in Sections 5.2(a)(iii), 5.2(b) – (e), 5.3, 5.4 and 5.5 are made; and provided further, however, that, for purposes of the following representations and warranties, the words “to Seller’s knowledge,” “to the best of Seller’s knowledge” or words of similar import shall mean, and will be deemed to apply to, Peter A. Hartney, Gary G. Hartney, Steven R. Hartney and/or Jeffrey M. Hartney. An individual will be deemed to have knowledge of a particular fact or other matter if such individual is actually aware of such fact or other matter after due inquiry that is reasonable under the circumstances.
     5.1 Organization, Existence and Good Standing. Each of the Companies is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or licensed as a foreign corporation authorized to do business in all states in which any of its assets or properties may be situated or where the business of any of such Companies is conducted except where the failure to obtain such qualification or license would not have a Material Adverse Effect on such Companies. The Companies do not own, of record or beneficially, directly or indirectly, any of the outstanding capital stock, voting interests, or ownership interests in any Person.
     5.2 Capitalization of Purchased Companies.
               (a) All of the outstanding capital stock of the Purchased Companies are authorized, issued, and outstanding and held of record and beneficially by their respective Shareholders as follows:
          (i) HFO. As of the date hereof, the authorized capital stock of HFO consists of 100,000 shares of common stock, $10.00 par value. As of the date hereof, the issued and outstanding capital stock of HFO consists of 19,736 shares of common stock, and such shares are owned beneficially and of record by the HFO Shareholders as set forth in Schedule 5.2(a)(i). As of the date hereof, 10,164 shares of the common stock of HFO are held in treasury.
          (ii) HBI. As of the date hereof, the authorized capital stock of HBI consists of 100,000 shares of common stock, no par value. As of the date hereof, the issued and outstanding capital stock of HBI consists of 800 shares of common stock, and such shares are owned beneficially and of record by the HBI Shareholders as set forth in

Schedule 5.2(a)(ii). As of the date hereof, 200 shares of the common stock of HBI are held in treasury.
          (iii) PSC. As of the date hereof, the authorized capital stock of PSC consists of 1,000 shares of common stock, no par value. As of the date hereof, the issued and outstanding capital stock of PSC consists of 1,000 shares of common stock, and such shares are owned beneficially and of record by the PSC Shareholder as set forth in Schedule 5.2(a)(iii).
               (b) Each issued and outstanding share of stock of each of the Purchased Companies is (i) duly and validly authorized and issued, (ii) fully paid, and non-assessable, (iii) was not issued in violation of any pre-emptive or similar rights, (iv) was issued in compliance with all applicable Legal Requirements concerning the issuance of securities, and (v) is free and clear of any liens or encumbrances.
               (c) There are no shares of capital stock of any of the Purchased Companies reserved for issuance.
               (d) Except for the capital stock in the Purchased Companies owned beneficially and of record by their respective Shareholders as set forth in Schedule 5.2(a)(i) through Schedule 5.2(a)(iii), and except as set forth in Schedule 5.2(d) (i) there are no outstanding options, warrants, or other rights to acquire any shares of capital stock or other securities of the Purchased Companies, or securities convertible into or exchangeable for shares of capital stock or other securities of the Purchased Companies, nor are any of the Purchased Companies obligated in any manner to issue shares of their capital stock or other securities; (ii) there are no contractual or statutory preemptive rights, or agreements, arrangements, or understandings to issue any preemptive rights with respect to any equity interests in the Purchased Companies; (iii) there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Purchased Companies; (iv) there are no agreements of any kind for the designation of any board member by any series of preferred stock or by the holders of common stock of any of the Purchased Companies; (v) the Purchased Companies are not subject to any obligation (contingent or otherwise) to repurchase, redeem, or otherwise acquire or retire any of their shares of capital stock or any options to acquire any capital stock; and (vi) there are no other subscriptions, options, calls, warrants, or other rights (including registration rights, whether demand or piggyback registration rights), agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of the Purchased Companies to which any of the Purchased Companies are a party.
               (e) The consummation of the transactions contemplated by this Agreement will not trigger the anti-dilution provisions or other price or conversion adjustment mechanisms or any outstanding subscriptions, options, calls, warrants, commitments, contracts, preemptive rights, rights of first refusal, demands, conversion rights, or other agreements or arrangements of any character or nature whatsoever under which any of the Purchased Companies is or may be obligated to issue or acquire shares of any of their capital stock.
     5.3 Authority. Sellers have the requisite power and authority to execute, deliver, and perform this Agreement and all documents and instruments referred to herein or contemplated hereby to which he or it is a party (each a “Seller Related Document”) and to consummate the transactions contemplated hereby and thereby. This Agreement and all of the Seller Related Documents, when duly executed and delivered by Sellers will constitute, legal, valid, and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a Proceeding at law or in equity).
     5.4 Consents. Except as provided in Schedule 5.4, no approval, consent, order, or action of or filing with any court, administrative agency, Governmental Body, or other third party is required for the execution, delivery, or performance of this Agreement, any Seller Related Document by any Seller.
     5.5 Defaults. Except as provided in Schedule 5.5, no Seller or Purchased Company is in default under or in violation of, and the execution and delivery of this Agreement, the Seller Related Documents and the consummation of the transactions contemplated hereby and thereby, will not result in a default by any Seller or Purchased Company under, or a violation by any Seller or Purchased Company of, or trigger the early termination or the right to effect the early termination of, or trigger any payment obligation under or the right to demand any payment under, (a) any mortgage, indenture, charter, or bylaw provision, employee benefit plan, contract, agreement, lease, commitment, or other instrument of any kind to which any Seller or Purchased Company is a party or by which any Seller or Purchased Company or any of their respective properties or assets are bound or affected or (b) any Legal Requirement or Permit applicable to any Seller or Purchased Company or any court injunction, order, or decree, or any valid and enforceable order of any Governmental Body in effect having jurisdiction over any Seller or Purchased Company, which default or violation prevents any Seller or Purchased Company from consummating the transactions contemplated hereby or is reasonably likely to have a Material Adverse Effect.
     5.6 Full Authority. Except as set forth on Schedule 5.6, the Purchased Companies and Sellers have the requisite power, authority, and legal right and have all Permits and other documentation (including, without limitation, Permits required under applicable Environmental Law) necessary to own or operate the Companies and their properties and assets, and to carry on the business of the Companies as being conducted on the date hereof. Such business is now being conducted and such assets and properties are being owned or operated, in compliance with all applicable Legal Requirements, all applicable court or administrative agency decrees, awards, and orders and all such Permits and other documentation, except where the failure to comply would not have a Material Adverse Effect, and, to the best of Sellers’ knowledge, there is no existing condition or state of facts which would be a violation thereof or create a liability or default thereunder. The term “Environmental Law” means any Legal Requirements which relate to (a) noise; (b) pollution or protection of the air, surface water, ground water, or land; (c) solid, gaseous, or liquid waste generation, treatment, storage, use, processing, disposal, or transportation; (d) exposure to hazardous or toxic substances or Hazardous Materials; (e) the safety or health of employees; or (f) regulation of the manufacture, processing, distribution in commerce, use, transportation, or storage of Hazardous Materials.

     5.7 Financial Statements. Schedule 5.7 sets out true and complete copies of (a) the audited combined balance sheet for the Companies as of the twelve (12) months ending September 30, 2004 and September 30, 2005 (together with unaudited supplementary combining statements for such periods), (b) the audited combined statements of income, cash flows and shareholders’ equity for the Companies for the twelve (12) months ending September 30, 2003, September 30, 2004 and September 30, 2005 (together with unaudited supplementary combining statements for such periods), and (c) the unaudited combined balance sheet (the “Balance Sheet”) as of, and unaudited combined statements of income, cash flows and shareholders’ equity for the Companies for, the one (1) month ending October 31, 2005 (together with unaudited supplementary combining statements of income and shareholders’ equity for such period) (the “Balance Sheet Date”) (all such financial statements are collectively referred to herein as the “Seller Financial Statements”). The Seller Financial Statements (a) are (or when delivered will be) true, accurate, correct, and complete in all material respects and in accordance with the books and records of the Companies and (b) have been (or when delivered will be) prepared in accordance with GAAP, unless otherwise disclosed on Schedule 5.7, and fairly present (or when delivered will fairly present) in all material respects the financial condition and results of operations of the Companies and their business as of the respective dates thereof and for the respective periods covered thereby. The Seller Financial Statements are (or when delivered will be) unaudited and certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been (or when delivered will be) omitted. There are no additional entities or operations that are required by GAAP to be consolidated with the operations of the Companies. Other than normal year-end adjustments to the interim financial statements (none of which are expected to be material), all adjustments, consisting of normal recurring adjustments necessary to present fairly in all material respects the financial position and results of operations have been included. The Purchased Companies do not have any liabilities or obligations of any nature (absolute, accrued, contingent, or otherwise) that are required to be disclosed on such financial statements in accordance with GAAP and are not either (a) reflected or adequately reserved against on the most recent year-end and interim balance sheets in the Seller Financial Statements or incurred in the ordinary course of the business of the Purchased Companies subsequent to the date of the most recent balance sheet in the Seller Financial Statements or (b) set out on the disclosure schedules hereto or thereto.
     5.8 Tax Matters. Except as set forth on Schedule 5.8:
               (a) All Tax Returns required to be filed by or with respect to any of the Purchased Companies (and any affiliated, consolidated, combined, unitary, or similar group of which any of the Purchased Companies is or was a member) have been duly filed on a timely basis (taking into account all extensions of due dates) and such Tax Returns are true, complete, and correct in all material respects;
               (b) All material Taxes owed by the Purchased Companies (and any affiliated, consolidated, combined, unitary, or similar group of which any of the Purchased Companies is or was a member) which are or have become due have been timely paid in full (whether or not shown on or reportable on such Tax Returns), except to the extent any such Taxes are being contested in good faith;

               (c) There are no Liens for Taxes upon the Purchased Assets or any assets of any of the Purchased Companies, except Liens for Taxes not yet due;
               (d) No deficiency for any Taxes has been asserted or assessed against any of the Purchased Companies, or to the knowledge of any Seller proposed against any of the Purchased Companies;
               (e) There have been no waivers or extensions of any statute of limitations filed with any Governmental Body responsible for assessing or collecting Taxes in respect to any Tax Return of, or which includes, any of the Purchased Companies;
               (f) All material Taxes which any of the Companies have been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be duly paid to the proper Governmental Body;
               (g) There is no material action, suit, Proceeding, investigation, audit, claim, or assessment pending, or to the knowledge of any Seller proposed or threatened, with respect to any liability for Tax or with respect to any Tax Return for which any of the Purchased Companies would be liable or with respect to a jurisdiction for which any of the Purchased Companies have not previously filed a Tax Return;
               (h) None of the Purchased Companies are a party to any Tax-sharing agreement with any party and have no current contractual obligation to indemnify any other person or entity with respect to Tax, whether by contract, or to the Sellers’ knowledge as a transferor, transferee, or successor;
               (i) No Governmental Body in any jurisdiction where any of the Purchased Companies (or any affiliated, consolidated, combined, unitary, or similar group of which any of the Purchased Companies is or was a member) have not filed Tax Returns has made any written claim, assertion, or threat that any of the Purchased Companies is or may be subject to Tax in such jurisdiction;
               (j) None of the property of any of the Purchased Companies or the Purchased Assets is “tax-exempt use property” (within the meaning of Section 168(h) of the Code) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code);
               (k) None of the Purchased Companies have been a party to a transaction that, after the occurrence of the Closing, will cause the recognition of gain to any of them under either Section 355(d) or Section 355(e) of the Code;
               (l) There is no contract, agreement, plan, or arrangement covering any Person that as a consequence of the transactions contemplated by this Agreement (either alone or in conjunction with any other event), could give rise to the payment of any amount or the receipt of any benefit that would be a “parachute payment” under Section 280G of the Code or would not be deductible by the Company by reason of (i) Section 280G of the Code (or any provision of state, local, or foreign Tax law), or (ii) Section 162(m) of the Code (or any provision of state, local, or foreign Tax law);

               (m) None of the Purchased Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning before and ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date;
               (n) All of the Purchased Companies have disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code;
               (o) None of the Purchased Companies have entered into any transactions that have required or will require the filing of an Internal Revenue Section Form 8886; and
               (p) No Shareholder of any of the Companies is a foreign person as defined in Section 1445 of the Code; and
               (q) HBI is a valid S Corporation under Code Section 1362(a);
               (r) None of the Purchased Companies has made or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.
               (s) Copies of all Tax Returns of the Companies for their most recent fiscal year have been provided to Buyer prior to the date hereof.
     5.9 Proprietary Rights. The Intellectual Property of the Purchased Companies and included in the Purchased Assets includes all trade names, brand names, trademarks, service marks and logos, technology, proprietary information, know-how or patented ideas, designs or inventions, and intellectual property rights necessary for the present operation of the business of the Purchased Companies and the Purchased Assets and the marketing, distribution, sale, and use of the materials used, the products sold, and the services provided by the Companies. To Sellers’ knowledge, none of the ownership, access to, use, or practice of the Intellectual Property by the Purchased Companies or with respect to the Purchased Assets infringes on the rights of any other party and all of the Companies’ rights to the Intellectual Property are valid and enforceable. The Companies have valid licenses for substantially all the computer software used in the business of the Purchased Companies or included in the Purchased Assets and are in substantial compliance with all licensing agreements with respect thereto.
     5.10 Title and Condition of Assets.
               (a) The Companies have a valid, binding, and enforceable leasehold estate in, or good and marketable title to, all of the Purchased Assets and all of the assets (including leases and owned real property (other than the ETI Facility)) of the Purchased Companies, subject to no claim, charge, option, forfeiture, right of seizure, contingent sale agreement, title retention agreement, preferential purchase right, right of first refusal, right of tenants, deed of trust, mortgage, right of way, encroachment, easement, conditional sales agreement, security interest, adverse claim, encumbrance, or restriction of any kind including, but not limited to, any restriction on the use, voting, transfer, receipt of income, or other exercise of any attributes of ownership (collectively, “Liens”), except for Liens reflected on Schedule 5.10(a), Liens for current taxes not yet payable and assessments not in default, easements for utilities serving the Facilities, and easements, covenants, restrictions and other exceptions to title shown of record in the offices of the County Clerks of, and/or other real property records applicable to, the counties in which the properties, assets, and leasehold estates are located, which in the aggregate do not materially and adversely affect the use or operation of the Purchased Assets or the assets (including leases and owned real property (other than the ETI Facility)) of the Purchased Companies.
               (b) Except as specifically identified on Schedule 5.10(b), (i) to the knowledge of Sellers, the buildings, structures, and equipment included in the Purchased Assets or the assets of the Purchased Companies (including leased buildings, structures, and equipment) are structurally sound, are in good operating condition and repair, ordinary wear and tear excepted, and (ii) the fuel, oil, and lubricant inventories included in the Purchased Assets and the assets of the Purchased Companies (if any) are usable in the ordinary course of business as conducted by Companies, meet all applicable requirements and specifications. The Purchased Assets and the assets of the Purchased Companies are sufficient for the continued conduct of the business of the Purchased Companies and utilization of the Purchased Assets after the Closing in the ordinary course of business as conducted by the Companies prior to the Closing.
     5.11 Certain Assets of the Purchased Companies.
               (a) Real Property. Schedule 5.11(a) lists and sets forth all of the owned real property of the Purchased Companies. In addition, except as set forth in Schedule 5.11(a), there are no leases or subleases granting to any party or parties the right of use or occupancy of any portion of the owned real property of the Purchased Companies.
               (b) Leased Property. Schedule 5.11(b) lists and sets forth all of the leased real property that each of the Purchased Companies leases as lessee or subleases as sublessee, and additionally sets forth all Fixtures and Improvements on such leased real property to which any of the Purchased Companies has any right, title, and interest. Sellers have made available to Buyer correct and complete (i) copies of the written leases and subleases (if any) and (ii) written descriptions of the oral leases and subleases (if any), covering the leased real property listed on Schedule 5.11(b).
               (c) Fixed Assets. Schedule 5.11(c) sets forth a listing of all fixed assets of the Purchased Companies having an acquisition cost of $50,000 or more and all other tangible personal property of the Purchased Companies having an acquisition cost of $50,000 or more.
               (d) Permits. Schedule 5.11(d) sets forth a listing of all Permits of, or held by, the Purchased Companies.

               (e) Bank Accounts. Schedule 5.11(e) sets forth a listing of all bank accounts of the Purchased Companies.
     5.12 Material Contracts. Schedule 5.12 contains a true and complete list of all contracts of the Purchased Companies or included in the Purchased Assets of the following types (the “Material Contracts”):
               (a) each contract, agreement, or commitment that commits any of the Companies to expenditures or is reasonably expected to give rise to receipts with respect to the business of any of the Companies in excess of $50,000 in the aggregate for any 12-month period;
               (b) each contract or agreement (i) involving or which is reasonably expected to involve the receipt or expenditure by any of the Companies of more than $50,000 in the aggregate over the term thereof and (ii) that cannot be cancelled by the Companies without penalty or liability on less than 60 days’ notice;
               (c) each contract or agreement that is executory in whole or in part and was not entered into in the ordinary course of business as conducted by Companies and that involved expenditures or receipts, or is reasonably expected to involve expenditures or receipts, of any of the Companies in an amount in excess of $50,000 after the date of this Agreement;
               (d) each lease, rental, or occupancy agreement, installment and conditional sale agreement, and any other contract or agreement, in each case, affecting the ownership of, leasing of, title to, or use of any leased real property of any of the Purchased Companies or included in the Purchased Assets providing for payments at an annual rate in excess of $50,000;
               (e) each joint venture, strategic alliance, partnership, or any other material contract or agreement involving a sharing of profits, losses, costs, or liabilities by any of the Purchased Companies, or included in the Purchased Assets, with any other Person;
               (f) each contract or agreement containing covenants that in any way purport to restrict or prohibit the business activity of any of the Purchased Companies or limit the freedom of any of the Purchased Companies to engage in any line of business, to compete in any geographic area or during any period of time, or to compete with any person;
               (g) each contract or agreement with any director, officer, or shareholder of any of the Purchased Companies or any Affiliate of any such Person;
               (h) each agreement related to indebtedness, including any indenture, trust agreement, loan or credit agreement, note, security agreement, pledge agreement, mortgage, instrument, letter of credit, or commitment of indebtedness, of any of the Purchased Companies or included in the Purchased Assets relating to indebtedness for borrowed money or the guarantee of the obligations of any other Person for borrowed money;

               (i) each futures contract, hedge, swap, collar, put, call, floor, cap, option, or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in the price of commodities, interest rates, currencies, or securities;
               (j) each agreement providing for the guarantee of any obligations of any Person;
               (k) each performance, surety, or maintenance bond;
               (l) each agreement of indemnification;
               (m) each brokerage or finder’s agreement;
               (n) any marketing or distribution agreement or any agreement with distributors, dealers, manufacturer’s representatives, sales agencies, or franchisees;
               (o) any agreement relating to the future disposition or acquisition of the Purchased Assets or the assets of the Purchased Companies that (A) are not dispositions or acquisitions in the ordinary course of business as conducted by the Companies consistent with past practice or (B) do not have an aggregate value in excess of $50,000 (excluding fuel, oil, lubricants, and raw materials sales in the ordinary course of business as conducted by the Companies);
               (p) each contract or agreement evidencing or giving rise to any liabilities for any of the Purchased Companies related to severance payments, bonus payments, or transaction costs;
               (q) each financial consulting contract or agreement;
               (r) each agreement between any of the Purchased Companies, on the one hand, and any Affiliate of the Purchased Companies (excepting any such agreements solely as among the Purchased Companies themselves), on the other hand, which will survive Closing;
               (s) each agreement that (i) contains provisions calling for the sale or purchase of fuel, oil, lubricants, raw materials, products, or services at prices that vary from the market prices of such raw materials, products, and services generally prevailing in customary third party markets; or (ii) includes “take or pay,” “meet or release,” “most favored nations,” or similar pricing and delivery arrangements;
               (t) each confidentiality agreement or letter of intent;
               (u) each contract or agreement governing or related to the ownership or use by any of the Purchased Companies of any proprietary data or the use by any of the Purchased Companies of any material Intellectual Property of any other Person;
               (v) each Assumed Contract; and

               (w) each other contract, agreement, or binding arrangement that is material to the Purchased Companies, taken as a whole.
Each Material Contract is in full force and effect and, assuming valid execution and delivery of such Material Contract by the other parties thereto, constitutes legal, valid, and binding obligations of one or more of the Companies, enforceable against the Companies in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting creditors’ rights generally and by general principles of equity (whether applied in a Proceeding at law or in equity); and neither the Companies nor, to the knowledge of any Seller, any other party to such Material Contract is, or has received notice that it is in violation or breach of or default under any such Material Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Material Contract) in any material respect or in such a way as to give rise to a liability of one or more of the Purchased Companies or the business of the Companies or as to give rise to a right of cancellation by any party to such Material Contract.
     5.13 Accounts and Notes Receivable. Schedule 5.13 sets forth an accurate list of the accounts and notes receivable of the Purchased Companies or included in the Purchased Assets as of the Balance Sheet Date and for and as of each of the available month-end periods generated subsequent to the Balance Sheet Date. Except as reflected in the unaudited supplementary combining statements of the Companies for the one-month period ended October 31, 2005, there are no receivables from or advances to employees, the Shareholders, or Affiliates of the Shareholders. Schedule 5.13 also sets forth an accurate aging of all accounts and notes receivable as of the most recent practicable date, showing amounts due in 30-day aging categories.
     5.14 Powers of Attorney. Except as set forth in Schedule 5.14, there are no outstanding powers of attorney executed on behalf of any of the Purchased Companies or with respect to any of the Purchased Assets.
     5.15 Legal Actions. Except as described in Schedule 5.15, no legal action, suit, audit, investigation, conciliation agreement, unfair labor practice charge, complaint, claim, grievance, or Proceeding by or before any court, arbitration panel, or Governmental Body is pending, filed, or to the knowledge of any Seller threatened, which involves or is reasonably likely to involve one or more of the Purchased Companies or the Purchased Assets. To the knowledge of any Seller, there are no facts, conditions, or circumstances that would reasonably be expected to give rise to any such action or event that would be required to be disclosed pursuant to the previous sentence.
     5.16 Labor and Employee Relations. Except as set forth on Schedule 5.16, there are no collective bargaining agreements or other labor union contracts applicable to any employee of the Companies, and no such agreement or contract has been requested by any employee or group of employees of any of the Companies, nor has there been any discussion with respect thereto by management of the Companies with any employees of the Companies. Except as set forth on Schedule 5.16, within the past five (5) years, there have been no union organizing activities or Proceedings involving, or any pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for, or where the purpose is to organize as a collective bargaining unit, any group or groups of employees of any of the Companies. There are no strikes, work stoppages, work slowdowns, or lockouts nor, to the knowledge of any Seller, any threats thereof by or with respect to any of the unionized employees of any of the Companies. Except as set forth on Schedule 5.16, there have been no labor disputes, strikes, slowdowns, work stoppages, or lockouts involving employees of any of the Companies at any time during the past five (5) years.
     5.17 Affiliate Relationships. No Shareholder nor any Affiliate of any Shareholder, and no director, officer, manager, or employee of or consultant to any of the Companies owns, directly or indirectly, in whole or in part, any property, assets, or rights, tangible or intangible, which is owned or used by any of the Purchased Companies or included in the Purchased Assets (excepting any ownership rights the Companies may have specifically with respect to, or by reason of their relationship to, one another). Set forth on Schedule 5.17 is the disclosure of any relationships which any Shareholder or any Affiliate of any Shareholder or any director, officer, manager, employee, or consultant of any of the Companies has with any other Person which is a competitor, supplier, or customer of any of the Companies (not including any relationships specifically as among the Companies).
     5.18 No Subsidiaries. None of the Companies own, beneficially or of record, directly or indirectly, any voting securities or securities convertible into voting securities of any other corporation or any equity interest or right to acquire any equity interest in any other legal entity.
     5.19 Disclosure. No representation or warranty by any Seller in the Agreement, and no statement contained in the schedules hereto or any certificate delivered by any Seller to Buyer pursuant to the Agreement, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they are or were made, not misleading.
     5.20 Material Adverse Effect. Since the Balance Sheet Date, no Material Adverse Effect has occurred.
     5.21 Environmental Matters.
               (a) Except as provided in Schedule 5.21, the ETI Facility or the real property that is subject to any leases, permits, or other use agreements held by the Purchased Companies, and the real property owned by the Companies (collectively, the “Facilities”), (i) are in compliance in all material respects with Environmental Laws and (ii) are not and have not been in violation in any material respect of, or liable in any material respect under, any Environmental Law.
               (b) Except as provided in Schedule 5.21, none of the Purchased Companies nor ETI with respect to the Purchased Assets have received any written notice or other written communication (including but not limited to notices of violations, consent decrees, judgments, judicial or administrative orders or liens but excluding general notices or similar communications of prospective changes to Environmental Laws), from any Governmental Body or private citizen, including, without limitation, the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply by the Purchased Companies or ETI with respect to the Purchased Assets with any Environmental Law, or of any actual or threatened obligation by the Purchased Companies or ETI with respect to the Purchased Assets to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which any of the Purchased Companies or ETI with respect to the Purchased Assets have had an interest, or for which any of the Purchased Companies or ETI with respect to the Purchased Assets is legally responsible; and, to the knowledge of the Sellers, no such notification or communication has been threatened.
               (c) Except as provided in Schedule 5.21, to the knowledge of the Sellers, there are no Hazardous Materials present on or in the environment at the Facilities in violation of any applicable Environmental Law or in concentrations above acceptable risk thresholds for industrial use, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed), or other containers, either temporary or permanent, and deposited or located in land, surface or ground water, dumps, sumps, ponds, lagoons, ditches, piping systems, drains, conduits, swamps, pumping stations, collection systems, sanitary or storm water sewers, or any other part of the Facilities, or incorporated into any structure therein or thereon.
               (d) Except as provided in Schedule 5.21, to the knowledge of the Sellers, during the period that the Purchased Companies have owned or operated a Facility or ETI has owned or operated a Facility included in the Purchased Assets, no Hazardous Material was collected, transported, handled, delivered, or taken from that Facility to any other location (other than another Facility or other property that the Purchased Companies or ETI then owned or in which the Purchased Companies or ETI had an interest) where there has been a Release or threat of Release of any Hazardous Materials in violation of any applicable Environmental Law for which any of the Purchased Companies is legally responsible.
               (e) Sellers have delivered to Buyer true, complete, and correct copies of any reports, studies, analyses, tests, or monitoring possessed or initiated by Sellers or the Companies pertaining to Hazardous Materials in, on, or under the Facilities or concerning compliance by the Purchased Companies or any other Person for whose conduct any of the Purchased Companies is legally responsible, with Environmental Laws, and the conclusions reached therein regarding groundwater quality and regulatory compliance status are incorporated in Schedule 5.21 by this reference.
     5.22 Employees. Schedule 5.22 sets forth a list of all employees of the Companies as of the date hereof, together with the location, job title, base salary or wage rate payable to each such employee, as well as each such employee’s “credited service” with any of the Companies as of the date hereof.
     5.23 Benefit Plans/ERISA.
               (a) Schedule 5.23 lists all Employee Benefit Plans. With respect to each Employee Benefit Plan, Sellers have provided to Buyer a true, correct, and complete copy of the following (where applicable): (i) each writing constituting a part of such Employee Benefit Plan, including, without limitation, all plan documents (including amendments), benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules; (iii) the current summary plan description; if any; (iv) the most recent annual financial report, if any; and (v) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents provided to Buyer, there are no amendments to any Employee Benefit Plan that have been adopted or approved, nor have any of the Companies undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan.
               (b) Except as set forth on Schedule 5.23, neither the Companies nor any of their ERISA Affiliates have ever maintained, sponsored, or contributed to any Employee Benefit Plan that is or was intended to be a Qualified Plan.
               (c) Except as set forth in Schedule 5.23, all contributions required to be made by any of the Companies or any of their respective ERISA Affiliates to any Employee Benefit Plan by applicable Legal Requirements or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, have been timely made or paid in full.
               (d) The Companies and their respective ERISA Affiliates have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and Legal Requirements applicable to the Employee Benefit Plans. Each Employee Benefit Plan has been operated in all material respects in accordance with its terms. There is not now, and there are no existing circumstances that could reasonably be expected to give rise to, any requirement for the posting of security with respect to a Employee Benefit Plan or the imposition of any pledge, lien, security interest, or encumbrance on the assets of any of the Purchased Companies or the Purchased Assets or any of their respective ERISA Affiliates under ERISA or the Code.
               (e) Other than with respect to a Multiemployer Plan, neither the Companies nor any of their ERISA Affiliates have ever maintained, sponsored, or contributed to any Employee Benefit Plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.
               (f) Except as disclosed in Schedule 5.23, no Employee Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan. Except as disclosed in Schedule 5.23, neither the Companies nor any of their respective ERISA Affiliates, at any time within six years before the date of this Agreement, contributed to or has been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. Neither the Companies nor any of their respective ERISA Affiliates have incurred any Withdrawal Liability that has not been satisfied in full. Neither the Companies nor any ERISA Affiliate of the Companies have received notice from any Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in Employee Benefit Plan benefits or the imposition of any excise tax, or that such Employee Benefit Plan intends to terminate or has terminated.
               (g) There does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of any of the Purchased Companies following the Closing. Without limiting the generality of the foregoing, neither the Companies nor any of their respective ERISA Affiliates have engaged in any transaction described in Section 4069 or Section 4204 of ERISA.
               (h) Neither the Companies nor any of their ERISA Affiliates have any liability for life, health, medical, or other welfare benefits to former employees or beneficiaries or dependents thereof. To Sellers’ knowledge, there has been no communication to employees of the Companies that would reasonably be expected or interpreted to promise or guarantee such employees retiree health or life insurance benefits or other retiree death benefits on a permanent basis.
               (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director, or consultant of any of the Companies (either alone or in conjunction with any other event).
               (j) There are no pending, or, to the knowledge of any Seller, threatened, actions (other than claims for benefits in the ordinary course) that have been asserted or instituted against any Employee Benefit Plan, any fiduciaries thereof with respect to their duties to any Employee Benefit Plan, or the assets of any of the trusts under any Employee Benefit Plan that would reasonably be expected to result in any liability of any of the Companies to the Pension Benefit Guaranty Corporation, the United States Department of Treasury, the United States Department of Labor, or any Multiemployer Plan.
               (k) Neither the Companies nor any of their ERISA Affiliates have liability for deferred compensation under any deferred compensation plan, excess plan, or similar arrangement to any director, officer, or employee.
               (l) None of the Companies and their ERISA Affiliates, nor to the knowledge of any Seller, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Employee Benefit Plans or their related trusts, any of the Companies, or any person that any of the Companies has an obligation to indemnify, to any tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
               (m) No Employee Benefit Plan is subject to the laws of any jurisdiction outside of the United States and no director, officer, employee, or consultant of any of the Companies is subject to the laws of any jurisdiction outside of the United States in connection with such individual’s performance of services for any of the Companies in any such jurisdiction.
               (n) The Companies do not have any employment agreements.
               (o) Other than as disclosed on the Closing Balance Sheet, the Companies do not, directly or indirectly, maintain any loan to or for any of its directors or executive officers (or equivalents thereof).

               (p) All Plans that are sponsored by any of the Purchased Companies on and immediately after the Closing Date may be terminated or amended after the Closing Date by either the Companies or Buyer without the approval of any other Person.
     5.24 Insurance. Except as set forth on Schedule 5.24, there are no insurance policies owned by any of the Purchased Companies or under which any of the Purchased Companies are insured.
     5.25 Conduct of Business. Except as set forth on Schedule 5.25, since the Balance Sheet Date, the Companies have conducted their operations according to their ordinary and usual course of business. Without limiting the generality of the foregoing, and except as otherwise contemplated herein, since the Balance Sheet Date:
               (a) the properties of or held by the Companies have been operated, maintained and repaired in a prudent, workmanlike manner and consistent with past practice;
               (b) other than the sales of inventory in the ordinary course of business, consistent with past practice, none of the Companies have sold, pledged, disposed of or granted a Lien on any of its assets or properties (including equipment) with a book value in excess of $25,000 or of such assets or property with an aggregate book value in excess of $50,000;
               (c) each Company has paid all of its liabilities and obligations as they became due and payable in the ordinary course of business;
               (d) each Seller and each of the Companies has used its reasonable best efforts to preserve the goodwill of all Persons dealing with the Companies (including, without limitation, all employees, consultants, suppliers, distributors, dealers, customers, contractors and materialmen), and has encouraged said Persons to continue their associations with the Companies after the Closing Date;
               (e) no change has been made in any accounting methods, classifications, or practices followed by any of the Companies or any depreciation, amortization or inventory valuation policies or rates currently used or adopted by any of the Companies, except for the accrual of vacation pay as previously disclosed to Buyer;
               (f) none of the Companies has entered into any agreements (whether written or oral) except in the ordinary course of business consistent with past practice;
               (g) none of the Companies has acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division;
               (h) none of the Companies has incurred any indebtedness for borrowed money, except for borrowing in the ordinary course of business and consistent with past practice; or guaranteed any indebtedness for borrowed money or other obligation or liability on behalf of a third party; entered into any letters of credit or incurred similar obligation; or paid, discharged or satisfied any claim, liability or obligation (whether fixed or contingent), other than as required by this Agreement or in the ordinary course of business;

               (i) none of the Companies has entered into or modified any employment, severance or similar agreements or arrangements with, or granted any bonuses, salary increases, severance or termination pay to, any member of the senior management or any Shareholder;
               (j) none of the Companies has forgiven, canceled or written-off any debt or waived any other right or claim in excess of $25,000 individually or $50,000 in the aggregate, or settle any litigation or other Proceeding for an amount in excess of $25,000;
               (k) none of the Companies has failed to make or delayed capital expenditures in a timely manner and in amounts consistent with past practices, or failed to make or delayed maintenance and replacement expenditures;
               (l) none of the Companies has accelerated the collection of receivables or delayed the payment of trade payables or other liabilities in a manner that is inconsistent with the practices of the Companies during the 24-month period before the date hereof;
               (m) none of the Companies has declared, set aside or paid any dividend or other distribution payable in cash, stock, property or otherwise with respect to shares of its capital stock;
               (n) none of the Companies has made any payment to any of the Shareholders or their Affiliates, except salary in the ordinary course of business;
               (o) each of the Companies has maintained sufficient working capital to support its ongoing operations and business; and
               (p) none of the Companies has canceled or terminated its insurance policies or caused any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.
     5.26 Relations with Customers and Suppliers. Except as set forth on Schedule 5.26, to the knowledge of any Seller, no Significant Customer or Significant Supplier intends to, or desires to, cease its business relationship with any of the Companies (before or after Closing), significantly curtail purchases from or sales to any of the Companies (before or after Closing), or renegotiate pricing or terms with any of the Companies or Buyer with respect to the business of the Companies (before or after Closing). For the purposes hereof, a “Significant Customer” shall mean any of the top 20 customers of each of the Companies as determined by the total revenue received from customers of the Companies during the twelve-month period ending on the Balance Sheet Date, a complete list of which (including the name and revenue received from each such customer) is set forth on Schedule 5.26; and a “Significant Supplier” shall mean any of the most significant suppliers of each of the Companies which in the aggregate account for up to 75% of the payments made by any of the Companies beginning on July 1, 2005, and ending on the Balance Sheet Date, as determined by the total expenses paid to suppliers of each of the Companies during such period, a complete list of which (including the name and expenses paid to each such supplier) is set forth on Schedule 5.26.

     5.27 Investment Company; Public Utility. None of the Companies is an “investment company” or a company “controlled” by an investment company (as defined in the Investment Company Act of 1940, as amended) or a “holding company” or a “public utility” (as defined in the Public Utility Holding Company Act of 1935, as amended).
     5.28 Utilities. The ETI Facility and the leased and owned real property of the Purchased Companies all currently produce on site or to Sellers’ knowledge have access to sufficient quantities of water, sewer, gas, electric, telephone and other utilities required to conduct the businesses of the Purchased Companies and ETI with respect to the Purchased Assets as currently conducted. Sellers have not received any written notice of any termination or impairment of any such utilities.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
     6.1 Representations and Warranties Concerning Buyer. Each Buyer and Parent represents and warrants to Sellers, for itself and not for each other, as follows:
               (a) Organization. Parent is a limited liability company organized, validly existing, and in good standing under the laws of the State of Delaware. ETI Acquisition is a limited liability company organized, validly existing, and in good standing under the laws of the State of Delaware. Simons is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas. Each Buyer is duly qualified or licensed as a foreign corporation authorized to do business in all states in which any of its assets or properties may be situated or where its business is conducted except where the failure to obtain such qualification or license would not have a material adverse effect on such Buyer. With respect to Buyer, “material adverse effect” means any change, circumstance, effect, event, or fact that has a material and adverse effect on the business, properties, assets, rights, liabilities, financial condition, results of operations, cash flows, or operations of Buyer, taken as a whole, in an aggregate amount of $100,000 or more or would reasonably be expected to interfere with the ability of Parties to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any of the following constitute a material adverse effect: (i) any change resulting from conditions affecting the industry in which Buyer operates or from changes in general business or economic conditions; (ii) any change resulting from the announcement or pendency of any of the transactions contemplated by this Agreement; or (iii) any change resulting from compliance by Buyer with the terms of, or the taking of any action contemplated or permitted by, this Agreement. The Sponsors are the record holders of over 90% of the outstanding equity interests of Parent.
               (b) Authority. Buyer has the requisite power and authority to execute, deliver, and perform this Agreement and all documents and instruments referred to herein or contemplated hereby to which it is a party (the “Buyer Related Documents”) and to consummate the transactions contemplated herein and thereby. This Agreement has been duly executed and delivered by Buyer and constitutes, and all the Buyer Related Documents, when executed and delivered by Buyer will constitute, legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms and conditions except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a Proceeding at law or in equity).
               (c) Consents. Except as set forth in Schedule 6.1(c), no approval, consent, order, or action of or filing with any court, administrative agency, Governmental Body, or other third party is required for the execution, delivery, or performance by Buyer of this Agreement or the Buyer Related Documents or the consummation by Buyer of the transactions contemplated hereby.
               (d) Defaults. Buyer is not in default under or in violation of, and the execution, delivery, and performance of this Agreement and the Buyer Related Documents and the consummation by Buyer of the transactions contemplated hereby and thereby will not result in a default under or in violation of (a) any mortgage, indenture, charter, or bylaw provision, contract, agreement, lease, commitment, or other instrument of any kind to which Buyer is a party or by which Buyer or any of its properties or assets may be bound or affected or (b) any law, rule, or regulation applicable to Buyer or any court injunction, order, or decree, or any valid and enforceable order of any Governmental Body in effect as of the date hereof having jurisdiction over Buyer, which default or violation prevents Buyer from consummating the transactions contemplated hereby or is reasonably likely to have a material adverse effect on Buyer.
               (e) Investment Intent. Simons is acquiring the Purchased Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933.
               (f) Certain Proceedings. There is no pending legal Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby. To Buyer’s knowledge, no such Proceeding has been threatened.
               (g) Brokers or Finders. Neither Buyer nor any of its agents or representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and will indemnify and hold Sellers harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its agents or representatives.
               (h) Financial Statements. Buyer has delivered to Sellers: (a) an audited balance sheet of Parent as at June 30, 2005, and the related audited statements of income, changes in members’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto, together with the report thereon of Grant Thornton, independent certified public accountants; and (b) an unaudited consolidated balance sheet of Parent as at October 31, 2005, and the related unaudited statement(s) of income for the four (4) months then ended (collectively the “Parent Interim Financial Statements”). The Parent Interim Financial Statements are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principals have been omitted. All adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial position, results of operations, and cash flows with respect to the consolidated Parent Interim Financial Statements have been included, with the exception of interim entries related to the accounting for derivatives as per the Statement of Financial Accounting Standards No. 133. Parent controls ETI Acquisition and Simons within the meaning of the Securities Act of 1933, as amended.
ARTICLE VII
COVENANTS
     7.1 Covenant Not to Compete/Solicit and Transfer of Personal Goodwill. In consideration of (a) the covenants and agreements stated herein, including the payment of the Cash Consideration and (b) other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Seller agrees as follows:
               (a) For the considerations specified in this Agreement and in recognition that the covenants by each Seller in this Section are a material inducement to Parent and Buyer to enter into and perform this Agreement, each Seller agrees to transfer his personal goodwill to Buyer and that for the period from the Closing Date to the date which is five (5) years after the Closing Date, such Seller will not represent, engage in, carry on, or have any financial interest in, directly or indirectly, individually, as a member of a partnership or limited liability company, equity owner, debt holder, shareholder (other than as a shareholder of less than one percent of the issued and outstanding stock of a publicly-held company), investor, officer, director, manager, employee, agent, associate, or consultant with respect to, any business whose business is substantially similar to the business of the Companies.
               (b) For the considerations specified in this Agreement and in recognition that the covenants by each Seller in this Section are a material inducement to Buyer to enter into and perform this Agreement, each Seller agrees that for the period from the Closing Date to the date which is ten (10) years after the Closing Date, such Seller will not, except on behalf of Parent or any of its direct or indirect subsidiaries, directly or indirectly, individually or through any entity or otherwise, solicit, call on or accept (if contacted), business from any of the Restricted Customers with respect to the purchase or sale of goods and services then provided by Parent or any of its direct or indirect subsidiaries.
               (c) Sellers agree that the limitations set forth herein on Sellers’ rights to compete with Buyer and its Affiliates as set forth in clause (a) are reasonable and necessary for the protection of Buyer and its Affiliates. In this regard, each Seller specifically agrees that the limitations as to period of time, as well as all other restrictions on such Seller’s activities specified herein, are reasonable and necessary for the protection of Buyer and its Affiliates. Each Seller agrees that, in the event that the provisions of this Section 7.1 should ever be deemed to exceed the scope of business, time, or geographic limitations permitted by applicable law, such provisions shall be and are hereby reformed to the maximum scope of business, time, or geographic limitations permitted by applicable law.
               (d) Each Seller agrees that the remedy at law for any breach by such Seller of this Section 7.1 would be inadequate and that Buyer shall be entitled to injunctive relief.

               (e) Buyer acknowledges that, prior to Closing, each of Peter Hartney, Gary Hartney, Steve Hartney and Jeffrey Hartney participated in customer relations activities and decisions regarding fuel purchases, general policies of the Companies and short and long term strategies of the Companies and the reputation, contacts and expertise of Peter Hartney, Gary Hartney, Steve Hartney and Jeffrey Hartney provide the basis for the personal goodwill being transferred hereunder. Each of Peter Hartney, Gary Hartney, Steve Hartney and Jeffrey Hartney acknowledges that, notwithstanding anything contained in this Section 7.1(e) to the contrary, their job responsibilities as employees of the Purchased Companies after the Closing shall be as set forth on Schedule 7.3(c).
     7.2 Assignment. To the extent the assignment of any Assumed Contract, Assumed Permit, commitment, security, or other asset to be assigned to Buyer pursuant to the provisions hereof shall require the consent of any other Person, this Agreement shall not constitute a contract to assign the same if an attempted assignment would constitute a breach thereof or give rise to any right of acceleration or termination. If any such consent has not been obtained or waived as of the Closing Date, Sellers agree to cooperate with Buyer in any reasonable arrangement designed to provide Buyer substantially the same benefits and burdens of any such Assumed Contract, Assumed Permit, commitment, security, or other asset as Sellers enjoyed, including enforcement of any and all rights of Sellers against the other party thereto arising out of breach or cancellation thereof by such party. All Parties agree to use commercially reasonable efforts after the date hereof to obtain any and all approvals, consents, orders or to take any actions or make any filings set forth on Schedule 5.4.
     7.3 Employees.
               (a) On or prior to the Closing Date, ETI Acquisition shall offer employment, to commence on the first business day after the Closing Date, to all of the Persons listed on Schedule 7.3(a), at the same or better salary or hourly rate as listed beside such Person’s name on Schedule 7.3(a).
               (b) On or prior to the Closing Date, Buyer shall cause a Purchased Company to offer employment, to commence on the first business day after the Closing Date, to all of the Persons listed on Schedule 7.3(b), at the same or better salary or hourly rate as listed beside such Person’s name on Schedule 7.3(b) and with the benefits summarized on Schedule 7.3(b).
               (c) The details of the compensation package, benefits, title and job responsibilities of each of Peter A. Hartney, Gary Hartney, Jeff Hartney and Steve Hartney are set forth on Schedule 7.3(c) and with the benefits summarized on Schedule 7.3(c).
     7.4 Notification of Certain Matters. The Parties shall give prompt notice to each other of (a) the occurrence, or failure of the occurrence, of any event of which any of them have actual knowledge that has caused the representations or warranties of the Parties contained in this Agreement to be untrue or inaccurate in any material respect and (b) the failure of any of the Parties to comply with or satisfy in any material respect the covenants to be complied with by any of them hereunder.

     7.5 ETI Facility. During the first 18 months after Closing, Parent shall use commercially reasonable efforts, through the public bid process as required by MWRD on the ETI Facility, to enter into, or cause one of its direct or indirect subsidiaries to enter into, a lease with the MWRD for the 4801 S. Harlem Ave. location with: (i) a lease term of at least 5 years (i.e., a lease that is not terminable at will, whether subject to notice or not, by the landlord for at least a 5-year period), (ii) annual rent (on a triple net basis or its equivalent) due from the lessee in an amount not to exceed $120,000, and (iii) general terms and conditions (other than rent) no less favorable to the lessee than those provided in the MWRD Permit (the “New MWRD Lease”). Peter A. Hartney, in his capacity as the President of HFO following Closing, shall have the lead role in negotiating the terms and conditions of the New MWRD Lease on behalf of Parent and its direct or indirect subsidiaries, provided, however, that the execution and delivery of the New MWRD Lease by Parent or any of its direct or indirect subsidiaries shall be subject to the final approval of Parent’s chief executive officer, which approval shall not be unreasonably withheld. If a New MWRD Lease is entered into between Parent, or a direct or indirect subsidiary of Parent, and the MWRD during such 18-month period and the annual rent due from such lessee under such lease exceeds $70,000, then an amount equal to (A) the total rent payable by such lessee under such lease during the first five (5) years of its term less (B) $350,000, shall be paid from the fund subject to the Escrow Agreement to Buyer within ten (10) business days after the execution of such lease. If the MWRD Permit is not fully executed and delivered to Parent by authorized representatives of the MWRD within five months after Closing and Parent elects to vacate the ETI Facility after such five-month period, but before the MWRD Permit is fully executed and delivered to Parent, then an amount equal to (A) $100,000 plus (B) the aggregate actual out-of-pocket relocation expenses (which expenses shall be supported by appropriate and reasonable documentation) of Parent and its direct or indirect subsidiaries, up to a maximum amount of $400,000, related to or arising from such move as incurred on or before December 31, 2007, shall be paid from the fund subject to the Escrow Agreement to Buyer within 10 business days after a mutual determination of the final amount of the ETI Facility Liabilities. If, after Parent’s use of commercially reasonable efforts (but without any obligation of Parent to accept lease terms and conditions less favorable to the lessee than set forth above in the description of the New MWRD Lease), a New MWRD Lease is not entered into during the first 18 months after Closing and the lessee under the MWRD Permit vacates the ETI Facility on or before December 31, 2007 other than due to a material breach of the MWRD Permit by such lessee, then an amount equal to (A) $100,000 plus (B) the aggregate actual out-of-pocket relocation expenses (which expenses shall be supported by appropriate and reasonable documentation) of Parent and its direct or indirect subsidiaries, up to a maximum amount of $400,000, related to or arising from such move as incurred on or before December 31, 2007, shall be paid from the fund subject to the Escrow Agreement to Buyer within 10 business days after a mutual determination of the final amount of the ETI Facility Liabilities.
     7.6 Tax Returns.
               (a) Sellers shall cause the Purchased Companies to prepare and file or otherwise furnish in proper form to the appropriate Governmental Body in a timely manner all Tax Returns relating to the Purchased Companies for taxable periods ending on or before the Closing Date. Sellers shall pay timely, or cause the Purchased Companies to pay timely, all Taxes shown as due and owing on these Tax Returns. Buyer shall prepare (in a manner consistent with the Purchased Companies’ past practice) and file, or cause the Purchased Companies to prepare and file, all Tax Returns relating to the Purchased Companies for taxable periods ending after the Closing Date. Subject to its right to indemnification under Section 9.2, Buyer shall pay timely, or cause the Purchased Companies to pay timely, Buyer’s allocable share of the Taxes shown as due and owing on these Tax Returns and Sellers shall pay timely to Buyer its allocable share of such Taxes, if any, set forth in Section 7.6(b) below, except to the extent of any liabilities or reserves for such Taxes that have been established on the Closing Balance Sheet of the Purchased Companies. Any Tax Return filed by Buyer with respect to a taxable period that begins before or on and ends after the Closing Date shall be submitted to Sellers for Sellers’ review and comment not less than 30 days prior to the due date for the filing of such Tax Return.
               (b) In the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date and the Sellers’ responsibility shall be:
          (i) in the case of Taxes that are either (1) based upon or related to income or receipts, or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount of Taxes that would have been payable had the relevant taxable year or period ended on the Closing Date (except that, solely for purposes of determining the marginal tax rate applicable to the income or receipts during such period in a jurisdiction in which such tax rate depends upon the level of income or receipts, annualized income or receipts may be taken into account, if appropriate, for an equitable sharing of such Taxes); and
          (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Purchased Companies, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.
     7.7 Transition Plan.
               (a) Parent shall use commercially reasonable efforts to identify and hire, within 120 days after Closing, a candidate to fill an Administrative Manager position for the Chicago Hartney operation. Such Administrative Manager’s primary job function will be to perform routine administrative duties performed pre-Closing by Peter A. Hartney and to provide an additional resource for administrative interface with Parent. After Closing, Peter A. Hartney shall give Parent written notice of his intent to resign from his employment with Parent or an Affiliate thereof no less than twelve (12) months before such resignation. Parent shall use commercially reasonable efforts to identify and hire, within the one (1) year period after receipt of such written notification of intent to resign, a General Manager for the Chicago operations of the Purchased Companies. Peter A. Hartney shall use his best efforts during this one (1) year transition period to impart his knowledge to such General Manager and other employees of Parent as requested by officers of Parent related to supplier relationships, customer relationships, administrative functions, strategic opportunities, and general business practices; provided, however, that Peter Hartney’s actual or alleged breach of this “best efforts” requirement shall not excuse Buyer from performing any of its covenants under this Agreement.
               (b) After Closing, Gary Hartney shall give Parent written notice of his intent to resign from his employment with Parent or an Affiliate thereof no less than six (6) months before such resignation. Parent shall use commercially reasonable efforts to identify and hire, within the six (6) month after receipt of such written notification of intent to resign, a Manager of Operations for the Chicago operations of the Purchased Companies. Gary Hartney shall use his best efforts during this six (6) month transition period to impart his knowledge to such Manager of Operations and other employees of Parent as requested by officers of Parent related to his functions, responsibilities and general business practices; provided, however, that Gary Hartney’s actual or alleged breach of this “best efforts” requirement shall not excuse Buyer from performing any of its covenants under this Agreement.
     7.8 Post-Closing Funding. Parent shall, or shall cause its subsidiaries to, fund the operations of the Purchased Companies after Closing, whether through the incurrence of debt, capital contributions or equity investments, in amounts consistent with the past practices of the Purchased Companies during the three (3) year period immediately prior to Closing.
     7.9 Code Section 338(h)(10) Election.
               (a) Buyer and the HBI Shareholders shall make timely and effective joint elections (the “Section 338(h)(10) Elections”) under Section 338(h)(10) of the Code with regard to the purchase of HBI Shares. At the Closing, Buyer and the HBI Shareholders shall execute a properly completed IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) making the Section 338(h)(10) Election for HBI and Buyer shall file such IRS Form 8023 with the IRS on a timely basis following the Closing Date.
               (b) Buyer and the HBI Shareholders agree to allocate the Purchase Price (together with any assumed liabilities and other items required to be taken into account by the Code) among the assets of HBI as set forth on Schedule 7.9 (the “Asset Allocation”). The Asset Allocation shall be reflected on the appropriate Section 338 Forms, including IRS Forms 8883 which are required to be filed with HBI’s Tax Return for the tax year that includes the Closing Date (IRS Form 1120S) and with Buyer’s consolidated return (IRS Form 1120) that includes the day after the Closing Date. The Asset Allocation shall be used for purposes of determining the aggregate deemed sales price and adjusted grossed-up basis under the applicable Treasury Regulations and in reporting the deemed sale of assets of HBI in connection with the Section 338(h)(10) Elections. Buyer, the HBI Shareholders and their respective Affiliates hereby agree that they will report the federal, state, foreign and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Section 338(h)(10) Elections and the Asset Allocation.
               (c) Buyer shall be responsible for the preparation of all forms and documents required in connection with the Section 338(h)(10) Elections. Buyer, the HBI Shareholders and their respective Affiliates shall timely file all forms required to be filed to make the Section 338(h)(10) Elections and shall provide each other with evidence that such filings have been made. The HBI Shareholders and/or their Affiliates shall execute and deliver to Buyer such documents or forms consistent with the Asset Allocation (including Section 338 Forms, as defined below) as Buyer shall request or as are required by applicable law for an effective Section 338(h)(10) Election. “Section 338 Forms” shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local taxing authority in connection with a Section 338(h)(10) Election, including, without limitation, any “statement of Section 338 election” and Internal Revenue Service Forms 8023 and 8883 (together with any schedules or attachments thereto) that are required pursuant to the Treasury Regulations.
               (d) Buyer shall indemnify the HBI Shareholders from and against any increase in Taxes payable by the HBI Shareholders due to the Section 338(h)(10) Elections. The indemnification shall be in an amount equal to the quotient of (i) the difference between the Taxes paid by the HBI Shareholders with respect to the sale of the HBI Shares with the Code § 338(h)(10) Election minus the Taxes which would have been paid by the HBI Shareholders with respect to the sale of the HBI Shares without the Code § 338(h)(10) Elections, divided by (ii) the difference between 1 minus the sum of the federal income tax rate on capital gains plus the state income tax rate on capital gains plus the local income tax rate on capital gains applicable to HBI Shareholders at the time indemnification payments are made under this Section 7.9(d). The Buyer shall indemnify the HBI Shareholders within 10 days following the submission by the HBI Shareholders to Buyer of written calculations of the indemnification amount, supported by either the actual tax returns of the HBI Shareholders or assessment of Taxes by any Governmental Body and pro forma calculations of Taxes which HBI Shareholders would have paid with respect to the sale of the HBI Shares without the Code § 338(h)(10) Elections. Buyer’s indemnification obligation under this Section 7.9(d) shall survive the Closing and continue in effect until 90 days following the expiration of the statute of limitations on all federal, state and local Taxes for any and all years in which payments of Purchase Price are made under this Agreement, whether Cash Consideration, distribution from Escrow or Earnout Payments. Buyer’s indemnification obligations under this Section 7.9(d) shall not be subject to and shall not be limited by Article IX.
ARTICLE VIII
CLOSING DELIVERIES
     8.1 Deliveries by Sellers at the Closing. At the Closing, simultaneously with the deliveries by Buyer specified in Section 8.4 below, and in addition to any deliveries required to be made by Sellers pursuant to any other transaction document at the Closing, Sellers shall deliver or cause to be delivered to Buyer the following:
               (a) Peter A. Hartney, in his capacity as an officer of the Companies, shall execute and deliver, on behalf of the Companies, a certificate in which he certifies to the accuracy in all material respects of the Closing Estimates.
               (b) Stock certificates representing the HFO Shares, the HBI Shares, and the PSC Shares, duly endorsed in blank or accompanied by duly executed assignment documents.

               (c) Bills of sale, deeds, assignments, and any other necessary instruments, duly executed and delivered by Sellers, satisfactory in form and content and approved at or prior to Closing by Buyer, conveying all the Purchased Shares and the Purchased Assets to Buyer in accordance with Section 3.2(a), including, without limitation, a Bill of Sale in the form mutually agreed-upon by the Parties and an Assignment and Assumption Agreement in the form mutually agreed-upon by the Parties.
               (d) The requisite certifications under Section 1445 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.
               (e) The Escrow Agreement duly executed and delivered by Sellers Representative, on behalf of the Sellers.
               (f) The Subordination Agreement among PNC Bank, N.A., Simons and the HFO Shareholders duly executed and delivered by each HFO Shareholder.
               (g) A release in the form mutually agreed-upon by the Parties duly executed and delivered by each Shareholder.
               (h) Evidence of the satisfaction of all Company Debt as of Closing, other than the letter of credit obligations to BP Products North America, Inc. and the States of Indiana and Kentucky in an aggregate amount of $3,017,000.
               (i) If requested by Buyer, consents in form and substance satisfactory to Buyer executed by the other parties to the Assumed Contracts and Assumed Permits, to the extent legally required to assign or transfer the same.
               (j) Evidence that all notes payable of HBI in favor of the HBI Shareholders have been terminated and released on or prior to Closing.
The consummation of the Closing shall be deemed to be a waiver by Buyer of any of its rights or remedies against Sellers for any breach of representation or warranty by Sellers of which Buyer had actual knowledge.
     8.2 Deliveries by Buyer at the Closing. At the Closing, simultaneously with the deliveries by Sellers specified in Section 8.3 above, and in addition to any other deliveries to be made by Buyer pursuant to any other transaction document at the Closing, Buyer shall deliver or cause to be delivered to Sellers the following:
               (a) The Purchase Price in accordance with the terms and conditions of Section 3.3.
               (b) The Escrow Agreement duly executed and delivered by each Buyer.
               (c) The Assignment and Assumption Agreement duly executed and delivered by ETI Acquisition.

               (d) To the HBI Shareholders, an amount equal to the outstanding HBI notes payable as of Closing.
               (e) The Subordination Agreement among PNC Bank, N.A., Simons and the HFO Shareholders duly executed and delivered by Simons.
               (f) Evidence that all guarantees of any of the Sellers of reimbursement obligations under existing letters of credit of the Companies have been released on or prior to Closing.
The consummation of the Closing shall be deemed to be a waiver by Sellers of any of its rights or remedies against Parent or Buyer for any breach of representation or warranty by them of which Sellers had actual knowledge.
ARTICLE IX
SURVIVAL, INDEMNIFICATIONS
     9.1 Survival. The representations and warranties of Sellers herein and in the Seller Related Documents (other than those of Sellers in Sections 5.1, 5.2, 5.3, 5.5, 5.8, 5.10(a), 5.21 and 5.23) shall survive for a period of 24 months after the date hereof. The representations and warranties of Sellers contained in Sections 5.1, 5.2, 5.3, 5.5, 5.8, 5.10(a), 5.21 and 5.23 shall survive for the period of the applicable statute of limitations with respect to the underlying subject matter of such representations and warranties, while environmental representations and warranties of Sellers contained in Section 5.21 shall survive for 5 years after the date hereof. The representations and warranties of Buyer and Parent herein and in the Buyer Related Documents, other than those in Sections 6.1(a), (b), (d), (e) and (h) herein, shall survive for a period of 24 months after the date hereof; the representations and warranties of Buyer and Parent contained in Sections 6.1(a), (b), (d) and (e) herein shall survive for the period of the applicable statute of limitations with respect to the underlying subject matter of such representations and warranties; and the representations and warranties of Buyer and Parent contained in Section 6.1(h) shall survive until the Promissory Note is indefeasibly paid in full. The periods of survival of the representations and warranties as stated above in this Section 9.1 are referred to herein as the “Survival Period.” The liabilities of the parties under their respective representations and warranties shall expire as of the expiration of the applicable Survival Period and no claim for indemnification may be made with respect to any breach of any representation or warranty, the applicable Survival Period of which shall have expired, except to the extent that written notice of such breach shall have been given to the party against which such claim is asserted on or before the date of such expiration. The covenants and agreements of the parties herein and in other documents and instruments executed and delivered in connection with the closing of the transactions contemplated hereby shall survive until the earlier of performance in full and the maximum period permitted by law and no claim for indemnification may be made with respect to any breach of any such covenants and agreements after the applicable survival period, except to the extent that written notice of such breach shall have been given to the party against which such claim is asserted on or before the date of such expiration.

     9.2 Indemnity by Sellers. Subject to the provisions of Section 9.1, Peter A. Hartney, Gary G. Hartney, Steven R. Hartney and Jeffrey M. Hartney (collectively the “Seller Indemnifying Parties”) shall, jointly and severally, indemnify, save, and hold harmless Buyer and any of its subsidiaries, affiliates and assignees (including lenders) and all of their respective officers, directors, employees, representatives, agents, advisors, and consultants and all of their respective heirs, legal representatives, successors, and assigns (collectively the “Buyer Indemnified Parties”) from and against any and all damages, liabilities, claims, deficiencies, penalties, interest, expenses, fines, assessments, charges, and costs, including reasonable attorneys’ fees and court costs (collectively “Losses”) to the extent arising from, out of, or related to:
               (a) the breach of any covenant of any Seller or the failure by any Seller to perform any obligation of any Seller contained herein or in any Seller Related Document, excluding for this purpose the covenants of the Seller Indemnifying Parties to indemnify the Buyer Indemnified Parties under this Section 9.2;
               (b) any inaccuracy in or breach of any representation or warranty of any Seller contained herein or in any Seller Related Document (excluding, for this purpose, the representations or warranties in Sections 5.1, 5.2, 5.3 and 5.10(a);
               (c) any inaccuracy in or breach of any representation or warranty of any Seller contained in Sections 5.1, 5.2, 5.3 and 5.10(a);
               (d) any Excluded Liability;
               (e) any Company Pre-Closing Liability;
               (f) any ETI Facility Liabilities; and
               (g) any Company Pre-Closing Tax Liability.
provided, however, that (i) Seller Indemnifying Parties shall not be liable under any of Sections 9.2(b), (c) or (e) until Buyer Indemnified Parties’ aggregate Losses under such sections exceed $200,000 (in which case Buyer Indemnified Parties shall be entitled to recover only the amount of all such Losses in excess of $200,000) and (ii) in no event shall the aggregate liability of Seller Indemnifying Parties (A) under Section 9.2(b) exceed $9,300,000; (B) under Section 9.2(f) exceed $500,000 and (C) under Sections 9.2(b), (c), (d), (e) and (f) exceed, in the aggregate, $22,300,000. A claim that is made under any of Sections 9.2(a)-(g) may not be made under any other of such sections. In addition, (a) no claim for indemnification may be made with respect to Sections 9.2(d) or (e) after the fourth (4th) anniversary of the Closing Date, except to the extent that written notice of such a claim shall have been given on or before the date of such expiration; (b) no claim for indemnification may be made with respect to Section 9.2(f) after the 10th business day following the date such liability became payable in accordance with the terms hereof, except to the extent that written notice of such a claim shall have been given on or before the date of such expiration; (c) no claim for indemnification may be made with respect to Section 9.2(g) after the sixty (60) day period following the end of the applicable statute of limitations with respect to the underlying Losses, except to the extent that written notice of such a claim shall have been given on or before the date of such expiration; and (d) with respect to any Loss for which a claim for indemnification may be made under either Sections 9.2(b) or 9.2(e), but is not a Loss (A) for which a claim for indemnification may be made under Sections 9.2(a), 9.2(c), 9.2(d), 9.2(f) or 9.2(g) or (B) arising with respect to any inaccuracy in or breach of any representation or warranty of any Seller contained in Sections 5.21 or 5.23, the Buyer Indemnified Parties’ sole and exclusive remedy with respect to any such Losses shall be to pursue a claim for indemnification under Section 9.2(b). Notwithstanding anything to the contrary contained herein, the Buyer Indemnified Parties shall not be deemed to have incurred any Losses under this Section 9.2 with respect to any liability for which there is a reserve provided on the Closing Balance Sheet, unless and until such liability exceeds the applicable reserve. The indemnity provisions in Section 9.2 shall be the Buyer Indemnified Parties’ sole and exclusive remedy for any breach of this Agreement, except in cases of fraud.
     9.3 Indemnity by Simons. Subject to the provisions of Section 9.1, each of Parent, Simons and ETI Acquisition (collectively the “Buyer Indemnifying Parties”) shall, jointly and severally, indemnify, save, and hold harmless the Sellers and all of their respective officers, directors, employees, representatives, agents, advisors, and consultants and all of their respective heirs, legal representatives, successors, and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising from, out of, or related to:
               (a) any breach of any covenant of Buyer or the failure by Buyer to perform any of its obligations contained herein or in any Buyer Related Document, excluding for this purpose the covenants of the Buyer Indemnifying Parties to indemnify the Seller Indemnified Parties under this Section 9.3;
               (b) any inaccuracy in or breach of any representation or warranty of Buyer contained herein or in any Buyer Related Document;
               (c) the Assumed Liabilities; and
               (d) any Company Post-Closing Liability;
provided, however, that (i) Buyer Indemnifying Parties shall not be liable under Sections 9.3(b) or (d) until Sellers Indemnified Parties’ aggregate Losses under such sections exceed $200,000 (in which case Seller Indemnified Parties shall be entitled to recover only the amount of all such Losses in excess of $200,000), and (ii) in no event shall the aggregate liability of Buyer Indemnifying Parties (A) under Section 9.3(b) exceed $9,300,000 and (B) under Sections 9.3(b), (c), and (d) exceed, in the aggregate, $22,300,000. A claim that is made under any of Sections 9.3(a)-(d) may not be made under any other of such sections. In addition, (a) no claim for indemnification may be made with respect to Sections 9.3(c) or (d) after the fourth (4th) anniversary of the Closing Date, except to the extent that written notice of such a claim shall have been given on or before the date of such expiration. The indemnity provisions in Section 9.3 shall be the Seller Indemnified Parties’ sole and exclusive remedy for any breach of this Agreement, except in cases of fraud.
     9.4 Procedures for Indemnification.

               (a) Promptly after receipt by an indemnified party under Section 9.2 or 9.3 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Article IX, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such notice.
               (b) If any Proceeding referred to in Section 9.4(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation; provided, however, that the indemnified party shall have the right to employ one law firm as counsel to represent itself in any action or group of related actions (which firm shall be reasonably acceptable to the indemnifying party) if, in the indemnified party’s reasonable judgment at any time, either a conflict of interest between the indemnified party and the indemnifying party exists in respect of such claim, or there may be defenses available to the indemnified party which are different from or in addition to those available to the indemnifying party and the representation of the indemnified party and the indemnifying party by the same counsel would be inappropriate, in which event (1) the reasonable fees and expenses of such counsel shall be reimbursed pursuant to Section 9.2, and (2) each party shall have the right to conduct its own defense in respect of such claim.. If the indemnifying party assumes the defense of a Proceeding, (i) there will be a rebuttable presumption for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.
               (a) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle that portion of such Proceeding that is not related to monetary damages for which it would be entitled to indemnification under this Agreement, but the indemnifying party will not be bound by any determination of a Proceeding so defended by indemnified party or any compromise or settlement effected without its consent (which may not be unreasonably withheld).
               (b) A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the party from whom indemnification is sought.
               (c) The parties shall cooperate in defending any such third-party suit, action, administrative or judicial proceeding, investigation, request for information, or notice of violation, and the Indemnifying Party shall have reasonable access to the books and records, and personnel in the possession or control of the Indemnified Party that are pertinent to the defense.
               (d) Notwithstanding anything contained in this Section 9.4 to the contrary, the indemnification procedures and other terms set forth in Sections 9.4(b), 9.4(c) and 9.4(d) shall not apply to Tax Claims (as such term is defined in Section 9.8). The indemnification procedures for Tax Claims shall be as specified in Section 9.8.
     9.5 Insurance.
               (a) Except as provided in Section 9.5(b), each Indemnifying Party hereby waives for itself and its Affiliates any rights to subrogation against any Indemnified Party or its insurers for Losses arising from any third-party claims for which it is liable or against which it is required to indemnify any Indemnified Party and, if necessary, each Indemnifying Party shall use reasonable efforts to obtain waivers of such subrogation from its, his, or her insurers.
               (b) If the Purchased Companies or their successors have the right to make a claim under any of the insurance policies covering the Purchased Companies prior to Closing for any Losses which Buyer Indemnified Parties are entitled to recover under Section 9.2, then Buyer Indemnified Parties will make (or cause Purchased Companies to make) a claim under such policies, and use all commercially reasonable efforts to recover such Losses from the insurer thereunder, and any such recovery actually received by Buyer Indemnified Parties shall reduce dollar-for-dollar the Losses related thereto; provided, however, that Sellers, jointly and severally, shall indemnify Buyer Indemnified Parties for all Losses incurred in connection with the recovery of such Losses from the applicable insurer, including, the cost of any applicable insurance deductible; and provided further, however, that to the extent any Seller Indemnifying Party satisfies a claim for indemnification under Section 9.2 for which the applicable insurer has denied Purchased Companies’ or their successors’ claim under any of the insurance policies covering the Purchased Companies prior to Closing, then Buyer Indemnified Parties shall take commercially reasonable efforts to cause, to the extent possible under such policies and under Legal Requirements, each applicable Purchased Company or successor to subrogate and assign its right to recover the denied claim under any such policy to or as directed by such Seller Indemnifying Party.
     9.6 Set-Off. Upon 30 days’ prior written notice to Sellers, specifying in reasonable detail the basis therefor, Buyer (or any of its Affiliates) may set off the amount of any Loss it has suffered and for which it is entitled to be indemnified pursuant to Section 9.2 against amounts otherwise payable under the Promissory Note, provided the parties have been unable, acting in good faith, to resolve any disagreement with respect to setoff during this 30-day notice period. Any amounts determined to have been wrongfully setoff by Buyer (or any of its Affiliates) shall bear interest at the rate of ten percent (10%) per annum (or, if less, the maximum rate permitted by applicable law) from the date the payment(s) under the Promissory Note was due until paid in full to Sellers.
     9.7 Accounts Receivable Indemnification. If any of the Receivables reflected in the Closing Balance Sheet prepared pursuant to Section 3.4(b)(i) are not collected in full, net of any reserves for bad debts stated therein and as taken into account in determining the Adjustment Amount as provided in Section 3.4, including all reasonable out-of-pocket collection expenses incurred in connection with Buyer’s commercially reasonable efforts to collect any such Receivable, regardless of success (such amounts being the “AR Shortfall”), by the date that is 120 days after the Closing Date, upon written notice by Buyer delivered to Sellers not later than the date that is 150 days after the Closing Date, Buyer may make a claim for indemnification for the full amount of the AR Shortfall, and Sellers shall indemnify, save, and hold harmless Buyer for such amount. Buyer will assign and convey such Receivables to Sellers in exchange for payment.
     9.8 Procedures for Tax Indemnification. In the case of any audit, administrative or judicial proceeding, claim, suit, action, investigation or request for information related to a Tax matter for which indemnity may be sought under Section 9.2 (each, a “Tax Claim” and, collectively, “Tax Claims”), Sellers shall have the obligation, at their expense, to assume and control the conduct of such Tax Claim. Sellers shall not enter into any compromise or agree to settle any Tax Claim without the written consent of the Buyer, which consent may not be unreasonably withheld, conditioned or delayed. Buyer agrees to cooperate in the defense against or compromise of any Tax Claim. Neither Buyer nor the Purchased Companies shall have any right to settle or compromise any Tax Claim without the Sellers’ prior written consent. Any Tax refund (including any interest in respect thereof) attributable to any period or portion thereof prior to and including the Closing Date, but which is not an Included Current Liability or Assumed Liability, shall be for the account of Sellers, and Buyer shall pay to Sellers any such Tax refund within five days after receipt thereof or entitlement thereto, together with any interest received on or with respect to such refund amount.
     9.9 Mandatory Distributions under Escrow Agreement.
               (a) Parent, Buyer, Sellers Representative and Sellers shall take such actions as may be necessary to cause the distribution of either (i) $500,000 from the fund subject to the Escrow Agreement to the Sellers Representative, on behalf of Sellers, within 10 business days after it is mutually determined that there will be not be any ETI Facility Liabilities or (ii) an amount equal to (A) $500,000 less (B) the amount of any ETI Facility Liabilities that have been distributed from the fund subject to the Escrow Agreement to Buyer, from the fund subject to the Escrow Agreement to the Sellers Representative, on behalf of Sellers, within 10 business days after it is mutually determined that there will be not be any ETI Facility Liabilities in addition to those already paid by Sellers. If the Parties are unable to mutually determine any matter under this Section 9.9(a), such matter shall be resolved in accordance with Section 10.18.

               (b) Parent, Buyer, Sellers Representative and Sellers shall take such actions as may be necessary to cause the distribution of funds subject to the Escrow Agreement, up to a maximum amount of $2,375,000, to the appropriate Governmental Body, on behalf of Sellers and the Purchased Companies, in the event of any settlement or compromise of any Tax Claim related to or arising from income Taxes pursuant to the procedures set forth in Section 9.8. The amount distributed pursuant to this Section 9.9(b) shall equal the amount due and owing to the appropriate Governmental Body pursuant to the settlement or compromise of any such Tax Claim, up to a maximum amount of $2,375,000.
               (c) Parent, Buyer, Sellers Representative and Sellers shall take such actions as may be necessary to cause the following distributions of funds subject to the Escrow Agreement to the Sellers Representative, on behalf of Sellers:
          (i) within 10 business days after December 15, 2006, $625,000 less the sum of (A) any amounts previously distributed to Buyer or any Governmental Body from the fund subject to the Escrow Agreement for Company Pre-Closing Tax Liabilities related to or arising from income Taxes and (B) any amounts set forth in any pending notices of Losses for Company Pre-Closing Tax Liabilities related to or arising from income Taxes, specifying in reasonable detail the basis therefor, delivered by Parent or Buyer pursuant to this Agreement on or prior to December 15, 2006, provided that if this number is negative there shall be no such disbursement;
          (ii) within 10 business days after December 15, 2007, $1,375,000 less the sum of (A) any amounts previously distributed to Buyer or any Governmental Body from the fund subject to the Escrow Agreement for Company Pre-Closing Tax Liabilities related to or arising from income Taxes, which were not taken into account under Section 9.9(c)(i)(A) and (B) any amounts set forth in any pending notices of Losses for Company Pre-Closing Tax Liabilities related to or arising from income Taxes, specifying in reasonable detail the basis therefor, delivered by Parent or Buyer pursuant to this Agreement on or prior to December 15, 2007, provided that if this number is negative there shall be no such disbursement; and
          (iii) within 10 business days after the third (3rd) anniversary of the date that the Companies file their consolidated tax return for fiscal year 2005 with the IRS, all remaining funds subject to the Escrow Agreement less any amounts set forth in any pending notices of Losses for Company Pre-Closing Tax Liabilities related to or arising from income Taxes, specifying in reasonable detail the basis therefor, delivered by Parent or Buyer pursuant to this Agreement on or prior to December 15, 2008, provided that if this number is negative there shall be no such disbursement.
          (iv) Within ten business days following the final resolution of any Company Pre-Closing Tax Liabilities related to or arising from income Taxes which are subject to pending notices of Losses delivered by Parent or Buyer pursuant to the Agreement, all remaining funds.
ARTICLE X
MISCELLANEOUS

     10.1 Notice. Any notice, delivery, or communication required or permitted to be given under this Agreement shall be in writing, and shall be mailed, via certified mail postage prepaid, or delivered, to the addresses given below, or sent by telecopy to the telecopy numbers set forth below, as follows:
          To Sellers Representative, on behalf of Sellers:
Peter Hartney
4801 South Harlem Avenue
Forest View, IL 60402
Telecopy: 708.350.0404
and
Peter Hartney
9291 Cascade Circle
Burr Ridge, IL 60527
Telecopy: 708.350.0404
          With a copy to:
Enterprise Law Group, LLP
Three First National Plaza
70 West Madison Street, Suite 740
Chicago, IL 60602
Attention: Steven K. Sims
Telecopy: 312.578.0202
          To Buyer:
Simons Petroleum, Inc.
1120 Northwest 63rd Street, Ste. 300
Oklahoma City, Oklahoma, 73116
Attention: President
Telecopy: 405.848.3508
          With a copy to:
Bracewell & Giuliani LLP
711 Louisiana, Suite 2300
Houston, TX 77002-2770
Attention: Gray H. Muzzy
Telecopy: 713.221.1571
or other such address as shall be furnished in writing by any such party to the other parties, and such notice shall be effective and be deemed to have been given as of the date actually received if by personal delivery, three (3) mail days after deposit in the mail, if by certified mail, the next business day, if sent buy guaranteed next business day delivery service, or upon confirmation of transmission and deposit of a hard copy in the mail, by first class service, if sent by telecopy.

     To the extent any notice provision in any other agreement, instrument, or document required to be executed or executed by the parties in connection with the transactions contemplated herein contains a notice provision which is different from the notice provision contained in this Section 10.1 with respect to matters arising under such other agreement, instrument, or document, the notice provision in such other agreement, instrument, or document shall control.
     10.2 Further Documents. Parties shall, at any time and from time to time after the date hereof, upon request by another Party and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by Parties hereunder.
     10.3 Assignability. Sellers shall not assign this Agreement in whole or in part without the prior written consent of Buyer, except by the operation of law. Buyer shall not assign its rights under this Agreement without the prior written consent of Sellers, except by the operation of law.
     10.4 Schedules. The Schedules (and any appendices thereto) referred to in this Agreement are and shall be incorporated herein and made a part hereof.
     10.5 Sections and Articles. Unless the context otherwise requires, all Sections and Articles referred to herein are, respectively, sections and articles of, and exhibits to, this Agreement.
     10.6 Entire Agreement. This Agreement constitutes the full understanding of the Parties, a complete allocation of risks between them, and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist between the Parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding, or agreement purporting to modify, vary, explain, or supplement the terms or conditions of this Agreement shall be binding unless hereafter made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement. No waiver by any party with respect to any breach or default or of any right or remedy and no course of dealing shall be deemed to constitute a continuing waiver of any other breach or default or of any other right or remedy, unless such waiver be expressed in writing signed by the party to be bound. Failure of a party to exercise any right shall not be deemed a waiver of such right or rights in the future.
     10.7 Headings. Headings as to the contents of particular articles and sections are for convenience only and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular articles or sections to which they refer.
     10.8 CONTROLLING LAW, Venue.
               (a) THE VALIDITY, INTERPRETATION, AND PERFORMANCE OF THIS AGREEMENT AND ANY DISPUTE CONNECTED HEREWITH SHALL BE

GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.
               (b) The parties hereto agree that any proceeding arising out of the transactions contemplated by this Agreement shall be commenced and litigated exclusively in the United States District Court for the Northern District of Illinois. If the United States District Court for the Northern District of Illinois does not have jurisdiction over any proceeding, such proceeding shall be commenced and litigated exclusively in Cook County, Illinois Circuit Court.
               (c) Each of the parties hereto hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Illinois described above for any proceeding (and each such party agrees not to commence any proceeding, except in such courts), (ii) waives any objection to the laying of venue of any proceeding in the federal or state courts in the State of Illinois, and (iii) waives, and agrees not to plead or to make, any claim that any proceeding brought in any federal or state court in the State of Illinois has been brought in an inconvenient or otherwise improper forum.
               (d) Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
     10.9 Public Announcements. Sellers hereby agree that no Seller shall make any press release, public announcement, or public confirmation or disclose any other information regarding this Agreement or the contents hereof.
     10.10 No Third Party Beneficiaries. No Person not a party to this Agreement shall have rights under this Agreement as a third party beneficiary or otherwise.
     10.11 Amendments and Waivers. This Agreement may be amended by Parent and Sellers, without the approval of any other individual or entity, except to the extent such approval is required by applicable law or under the certificate of incorporation or articles of organization of any of the parties hereto. All amendments to this Agreement must be by an instrument in writing signed on behalf of Parent and Sellers. Any term or provision of this Agreement (other than the requirements for shareholders approvals) may be waived in writing at any time by the party which is entitled to the benefits thereof.
     10.12 Number and Gender of Words. Whenever herein the singular number is used, the same shall include the plural where appropriate and words of any gender shall include each other gender where appropriate.
     10.13 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws, such provisions shall be fully severable as if such invalid or unenforceable provisions had never comprised a part of the Agreement; and the remaining provisions of the Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be automatically as a part of this Agreement, a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

     10.14 Multiple Counterparts. This Agreement may be executed in a number of identical counterparts. If so executed, each of such counterparts is to be deemed an original for all purposes and all such counterparts shall, collectively, constitute one agreement, but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.
     10.15 No Rule of Construction. All of the Parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.
     10.16 Expenses. Each of the Parties shall bear all of their own expenses in connection with the negotiation and closing of this Agreement and the transactions contemplated hereby.
     10.17 Sellers Representative. Each Seller hereby designates Peter A. Hartney to represent them following the Closing Date in all matters relating to this Agreement. The Sellers Representative shall have the following powers and duties: (i) to represent the Sellers under the Escrow Agreement, and, in such capacity, take such actions and to incur such costs and expenses as the Sellers Representative, in the Sellers Representative’s sole discretion, deems necessary or advisable to safeguard the interests of the Sellers in the fund subject to the Escrow Agreement; and (ii) to take all actions which the Sellers Representative deems necessary or advisable in order to carry out the foregoing. The Sellers Representative shall not be liable to any Seller for the performance of any act or failure to act so long as it acted or failed to act in good faith within what it reasonably believed to be within the scope of its authority and for a purpose which it reasonably believed to be in the best interests of the Sellers. The Sellers may at any time, by majority vote, remove or replace the Sellers Representative, after which the Sellers Representative, or the representative of his estate, shall notify the Escrow Agent and Parent of such removal and the name and contact information for his replacement. No change in the Sellers Representative shall be effective as against Parent, until it has received written notice thereof.
     10.18 ADR Provision. In the event of any dispute, claim, question, or disagreement arising from or relating to this Agreement or the breach thereof, the parties agree to use all reasonable efforts to settle the dispute, claim, question, or disagreement. To this effect, they agree to consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If they do not reach such solution within a period of 60 days, then the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to arbitration. Any controversy or claim arising from or relating to this contract or breach thereof not resolved by mediation shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. If the parties agree, a mediator involved in the parties’ mediation may be asked to serve as the arbitrator. The arbitration award shall be made within nine months of the filing of the notice of intention to arbitrate and the arbitrator shall agree to comply with this schedule before accepting appointment. However, this time limit may be extended by agreement of the parties or by the arbitrator, if necessary. The parties further agree that the mediation or arbitration shall take place in Chicago, Illinois. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.
(Signature page to follow)

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date first hereinabove written.

BUYER:

ETI ACQUISITION LLC

By:	SPI Petroleum LLC, its managing member

By:	/s/ Roger N. Simons
Name:	Roger N. Simons
Title:	Chief Executive Officer

SPI PETROLEUM LLC

By:	/s/ Roger N. Simons
Name:	Roger N. Simons
Title:	Chief Executive Officer

SIMONS PETROLEUM, INC.

By:	/s/ Roger N. Simons
Name:	Roger N. Simons
Title:	Chief Executive Officer

SELLERS:

ENERGY TRANSPORT, INC.

By:	/s/ Gary G. Hartney
Name:	Gary G. Hartney
Title:	President

By:	/s/ Helen Hartney
Helen Hartney

By:	/s/ Gary G. Hartney
Gary G. Hartney

By:	/s/ Jeffrey M. Hartney
Jeffrey M. Hartney

By:	/s/ Peter A. Hartney
Peter A. Hartney

By:	/s/ Steven R. Hartney
Steven R. Hartney